#19


05007301

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Catlin Group

*CURRENT ADDRESS

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34808 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DATE: 4/19/05

CATLIN

Annual Report and Accounts 2004

AKLS
12-31-04

The Catlin Way...

Catlin offices
Besides Bermuda and London, the Group has offices in Houston, New Orleans, Cologne, Singapore, Kuala Lumpur and Sydney. Catlin UK also has offices in Glasgow, Leeds and Derby. These offices allow Catlin to work more closely with clients and their brokers and gain access to a more diverse book of business.

Maximisation of relationships
Catlin strives to work closely with core clients to provide innovative solutions to their needs and with brokers to offer consistent support and dependable capacity. Catlin seeks transparent relationships with all counterparties.

Conservative reserving philosophy
Catlin sets reserves conservatively within an actuarial range of estimates, reflecting inherent uncertainties in estimating liabilities.

Focus on gross underwriting profits
Catlin expects each class of business to produce an aggregate gross profit – before reinsurance – through the course of a cycle.



Mix of business[1]
Reinsurance 24%
Direct 76%

[1] Prior to intra-Group reinsurance elimination



A

All three of the Catlin Group's underwriting platforms – the Catlin Syndicate, Catlin UK and Catlin Bermuda – are rated 'A' (Excellent) by A M Best.

Underwriting platforms
Catlin Syndicate
The eighth largest syndicate at Lloyd's based on its 2005 stamp capacity of £500 million; it is a recognised leader of numerous classes of specialty insurance and reinsurance.

Catlin Bermuda
A growing participant in the dynamic Bermuda insurance marketplace, Catlin Bermuda writes property and casualty treaty reinsurance along with other classes of business.

Catlin UK
Specialises in writing professional indemnity, directors' & officers' liability, general liability, property and commercial crime coverage for smaller to medium size UK companies.

1995
Western General Insurance Limited acquires majority shareholding in CUAL. Syndicate 2003 established as a corporate capital syndicate writing in parallel with Syndicate 1003. Its funds are supplied by Western General and Catlin management.

1999
The Group establishes its first presence outside of the UK. Catlin Group Limited is formed in Bermuda, while coverholder subsidiaries are established in Singapore, Malaysia and the US.

2002
The Group raises $482 million from private equity investors. Catlin Bermuda underwrites its first policy. The Group acquires the third party capacity of Syndicate 1003 and consolidates it into Syndicate 2003, thereby increasing its stamp capacity.

312
Number of Catlin employees at 31 December 2004

2004
The Group raises $182.6 million in additional capital through an initial public offering of common shares. Catlin shares begin unconditional trading on the London Stock Exchange on 6 April. Catlin UK begins underwriting.

Group at a Glance

31 classes of business

Aviation, Cargo, Casualty Reinsurance, Construction & Engineering, Contingency, Energy, Equine & Livestock, Financial Institutions, General Liability, Marine & Aviation Reinsurance, Marine & Aviation War Risk, Marine & Energy Liability, Marine Hull, Medical Stop Loss Reinsurance, Motor Excess of Loss Reinsurance, Non-Marine Binding Authorities, Nuclear, Personal Accident, Political Risk & Terrorism, Professional Indemnity Insurance, Property Facultative, Property Reinsurance, Satellite, Specie, Structured Risk, Trade Credit, UK Commercial Crime, UK Commercial Property, UK Directors' & Officers' Liability, UK General Liability, UK Professional Indemnity.

Operating principles

Forward-looking approach to business
Catlin aims to anticipate future market trends rather than simply reacting to current conditions, concentrating on activities that will produce long term, sustainable earnings across underwriting cycles.

Attractive return on capital
Insurance is a cyclical and loss sensitive business. Returns on capital can vary greatly. While it is not possible to guarantee a minimum return, Catlin seeks to consistently rank among the top performers in the sector.

Realistic and flexible approach to underwriting cycles
Catlin increases premium income during periods of favourable rates and focuses on profit rather than market share in declining markets. Because it underwrites a diversified book of business, Catlin can profit from specific favourable underwriting opportunities that can exist even when general market conditions are adverse.

Diversification by class and distribution
The Group actively explores new classes of business and geographic markets to enlarge its core earnings base. It seeks opportunities that present the potential for gross underwriting profit and improve the Group's spread of uncorrelated risk.

Emphasis on capital preservation
Catlin seeks to underwrite business that presents the highest returns against the least risk, both to maximise profits and minimise capital exposure. It uses outwards reinsurance both to protect its capital base and to increase underwriting capacity. The Group has adopted a risk averse approach toward investment management.

A structure to maximise earnings growth and flexibility
Catlin's three underwriting platforms provide access to complementary business opportunities in the world's major insurance markets. Its Bermuda domicile enables Catlin to utilise its capital in a flexible and tax efficient manner.

The Catlin Way The origins of Catlin Group Limited date back to 1984 when Catlin Underwriting Agencies Limited (CUAL) was established by Stephen Catlin to manage newly formed Lloyd's Syndicate 1003. The Syndicate began underwriting for the 1985 year of account on behalf of capital provided by traditional Lloyd's Names.

CGL

Catlin Group Limited shares are traded on the London Stock Exchange under the symbol 'CGL'.

2

Number of employees when Catlin was established in 1984

1985

Syndicate 1003 underwrites $6 million in gross premiums for its initial year of account.

1992

CUAL assumes management of Syndicate 179, which is reinsured to close into Syndicates 1003 and 2003 as at 31 December 1994.

Catlin Group Limited is an international specialist property and casualty insurer and reinsurer. The Group operates three underwriting platforms – the Catlin Syndicate at Lloyd's of London, Catlin Bermuda and Catlin UK – as well as wholly owned offices worldwide.

The Catlin Group is incorporated in Bermuda. Its common shares are traded on the London Stock Exchange.

Financial and Operational Highlights

Gross premiums written (US$m)


2002
722.9
2003
1,198.2
2004
1,433.8

1,433,836

Gross premiums written US$ (000)

Net premiums earned (US$m)


2002
382.1
2003
844.9
2004
1,161.1

1,161,110

Net premiums earned US$ (000)

Combined ratio (%)


2002
112.8
2003
86.0
2004
89.4

89.4%

Combined ratio

Net income (US$m)


2002
(11.7)
2003
127.0
2004
154.1

154,056

Net income US$ (000)

Stockholders' equity (US$m)


2002
509.0
2003
638.6
2004
971.2

19.1%

Return on average equity

Other highlights during 2004 for the Catlin Group include:

- Proposed total dividend of 23.5 US cents (12.4 pence) per share; dividend not impacted by hurricane losses
- Initial public offering of common shares raised $182.6 million, net of expenses
- Strong growth of Corporate Direct and Corporate Reinsurance business segments
- Successful establishment of Catlin UK, the Group's third operating platform
- 1 per cent increase in year on year weighted average premium rates

Chairman's Statement

This is the first opportunity to report to you as the Chairman since Catlin Group Limited became a publicly listed company in April 2004. It is especially pleasing to do so at a time when the Group has achieved such excellent operating results. Net income rose by 21.3 per cent in 2004 to US$154.1 million (2003: US$127.0 million), despite the exceptional weather related claims caused by four hurricanes which struck the Southeastern United States and the Caribbean in the second half of the year. Premium growth continued to be strong, as gross premiums written increased by 19.7 per cent to US$1.43 billion (2003: US$1.20 billion).

All four of the Group's business segments performed well during the past year. Profits in the Corporate Direct and Corporate Reinsurance segments increased in 2004, reflecting the successful start-up of Catlin UK and the continued development of Catlin Bermuda. Good performance was also reported by the Lloyd's Direct and Lloyd's Reinsurance segments, especially in the light of the hurricane related losses.

Initial public offering

Catlin's initial public offering was concluded on 6 April 2004 when the Company's common shares began unconditional trading on the London Stock Exchange. Catlin raised US$182.6 million, net of expenses, through the primary offering of common shares, while existing shareholders sold US$150 million of their shares through a secondary offering.

We have received an excellent response from investors both during and following the IPO.

Dividend policy

As a newly listed company, Catlin has established a dividend policy under which dividend payments are linked to the current performance of the business and future prospects.

The Board of Directors proposes a final dividend of 15.6 cents (8.1 pence) per share, payable on 31 May 2005 to shareholders of record at the close of business on 29 April 2005. This dividend is in addition to the interim dividend of 7.9 cents (4.3 pence) per share that was paid on 15 November 2004. The final dividend is calculated in US dollars but declared in sterling.

The proposed final dividend is consistent with that envisaged at the time of our interim results, notwithstanding the impact of the hurricane losses sustained in the second half of the year.

Board of Directors

The composition of the Board of Directors was changed prior to the IPO. Mark Hoplamazian, Jeff Hughes, David Jaffe and Eric Rahe, all of whom were representatives of our private equity investors, stepped down from the Board in March 2004. I would like to take this opportunity to thank them for their hard work during a very important period for Catlin. At the same time, Alan Bossin and John Marion joined the Board, bringing the total number of Directors to 12.

The Board faced a heavy workload in 2004, with the challenges created by the IPO adding to the Directors' already substantial duties. I would like to thank all of our Directors for their very hard work during what proved to be a successful year for the Group.

"The Catlin Group achieved excellent operating results in 2004, despite the exceptional weather related claims caused by the four hurricanes. Net income amounted to a record US$154.1 million, whilst premium growth continued to be strong."

Outlook
Catlin's performance over the past two years, both of which have been record setting in terms of profitability, reflects the advantages of the Group's structure, its focus on serving clients and the commitment across the Group to underwriting profitability. Whilst the global insurance and reinsurance market is growing more competitive, I believe that Catlin's underwriting discipline, efficient use of capital, focus on client service and multi-platform structure provide a solid base on which the Group can continue to produce excellent results.

Stephen Catlin and his team have done an outstanding job over the past year. It is a pleasure to work with Stephen and the entire Catlin staff. I thank them for their dedication and enthusiasm and look forward to working with them to build value for shareholders in the future.

21.3%

Net income rose by 21.3 per cent in 2004 to US$154.1 million

23.5 cents

Total proposed dividend for 2004 (12.4 pence)





Sir Graham Hearne
Chairman
10 March 2005

Our outstanding performance during 2004 is the result of favourable market conditions, our disciplined underwriting strategy, the Group's innovative structure, and the skill and commitment of our employees.

Net income increased by 21.3 per cent in 2004 to a record US$154.1 million (2003: US$127.0 million), despite hurricane related losses which, after taking into account planning assumptions, reduced profits on a pre-tax basis by approximately US$75 million. Return on average equity amounted to 19.1 per cent (2003: 22.1 per cent). The combined ratio stood at 89.4 per cent (2003: 86.0 per cent), even though the hurricane losses increased the combined ratio by approximately six percentage points. Gross written premiums increased by 19.7 per cent, while net earned premiums rose by 37.4 per cent.

Market environment

Market conditions during 2004 remained strong. Whilst rates and terms for many classes of business – particularly property classes – came under competitive pressure as the year progressed, the hurricane losses slowed the slide in rates for property catastrophe reinsurance and other classes. Weighted average premium rates across all classes of business increased by 1 per cent during 2004. For the 1 January 2005 renewal period, weighted average premium rates decreased by only 1 per cent, which we consider encouraging and a testimony to our disciplined underwriting capability. Despite the pessimism of some market observers, I believe that very favourable opportunities for profitable underwriting remain.

Whilst Hurricanes Charley, Frances, Ivan and Jeanne caused significant losses for the Group in 2004, the Indian Ocean tsunami in December did not have a material impact on Catlin's financial results. The cost of the tsunami to the global insurance industry was slight compared with the great human and economic suffering.

Strategy and structure

The cornerstone of Catlin's operating strategy since the Group began business 20 years ago has been underwriting profitability. We focus on business that produces sustainable underwriting profits across cycles. As markets soften, our underwriting discipline will be tested, but it is Catlin's firm policy to emphasise long term profitability over short term gains in market share. The key to Catlin's performance has been the diversification of its risk portfolio across carefully selected classes of business, targeting those with the greatest potential for gross underwriting profit.

Catlin during 2004 reaped the benefits of the innovative multi-platform structure that we have worked extremely hard to develop. Our principal underwriting platform remains the Catlin Syndicate at Lloyd's, but a growing percentage of our business – and our profits – are produced by Catlin Bermuda, which began underwriting business in 2002, and Catlin UK, which began underwriting in 2004. Both of these platforms are progressing according to our plans and provide access to alternative distribution channels. We also benefit from the fact that the Company is incorporated in Bermuda, which gives us superior capital and financial flexibility.

We actively manage our capital against a forward looking economic model. This will be particularly important in 2005 as we continue to seek value creating opportunities and develop capital management strategies which I believe will increase shareholder returns.

We are enhancing the way we manage our operations on a Group basis, which I believe will further increase the efficiency of our processes and the quality of our service to clients and brokers. Other goals for the coming year include strengthening the flow of business from the United States, expanding our network of international offices, and continuing efforts to work more closely with retail brokers

"Underwriting conditions were very favourable during 2004, following several years of rate increases for most classes of business. While competition increased during the year, weighted average premium rates across all classes of business increased by 1 per cent."

20 years

The Catlin Group began business in 1984

19.1%

Return on average equity amounted to 19.1 per cent in 2004



and their clients. Catlin UK is expanding its presence outside London to underwrite more business placed outside the London market for UK commercial clients. Catlin Bermuda is continuing to broaden the classes of business it offers to its clients.

People, process and performance

If there is a secret to Catlin's success, it is our people. We have a great group of employees, a mixture of those who have been with us for many years and talented newcomers, hired as the Group has grown in recent years. I thank them all for their hard work which has resulted in our outstanding performance.

Catlin's corporate culture gives underwriters and other key employees significant responsibilities for business decisions. We believe that underwriters make the best underwriting decisions. However, we insist that these decisions are closely monitored and controlled. We are steadfast in ensuring that our control processes are second to none. We have effective tools in place to ensure that underwriting decisions are technically sound and based on a rigorous analytical approach. Our underwriters can rely on extensive actuarial support and detailed pricing models. All Catlin offices share a single data system and follow the same procedures to ensure that we make consistent underwriting decisions across the Group.

People plus process equals performance: that is the Catlin Way.

Stephen Catlin

Stephen Catlin
Chief Executive
10 March 2005

The people who work at Catlin are responsible for the Group's success. Catlin's ongoing aim is to bring out the best in its employees and to give them the tools they require to perform to the highest standard.

Open, transparent culture

A high degree of transparency exists at all levels of the Group. Decisions are quickly communicated upwards or downwards, depending on the level at which they are made. Employees are encouraged to ask questions and seek explanations.

We believe that well informed employees make better decisions.

A one company mentality

Catlin employees work for the good of the entire Group, not for their individual business unit. Parochial concerns take second place to the needs of the client and the Group.

Teamwork and collegiality are two of our most important values; our employees are quick to embrace them.

Catlin Employees 2004


Underwriting 55%
Administration/IT 20%
Claims/Legal 11%
Actuarial/Finance 14%

"As a growing company, we are constantly looking for new, talented employees. At the same time, we promote our own people to fill key underwriting and management positions whenever possible. The Group invests heavily in training and career development programmes to ensure that our staff has the necessary technical knowledge and expertise, both to move up in the organisation and to ensure that Catlin continues to be a global insurance leader."

Lesley Denekamp
Group Head of Human Resources

Technical expertise

Our underwriting staff's insurance related experience is supplemented by training in a wide range of disciplines. One of our Satellite underwriters is indeed a rocket scientist.

The staff also includes lawyers, actuaries, accountants, claims specialists and other technical experts, who provide support to the underwriting team.

Experience and opportunity

The Catlin workforce has expanded in recent years as premium income has grown, but a core group of managers has served with the company from its early days, including the Chief Executive Officer, Chief Underwriting Officer and the Group Head of Human Resources.

We hire bright, talented people. Professional development is emphasised, both through in-house training and outside coursework leading to professional designations and degrees.



"Our culture is an important ingredient in Catlin's success. The Catlin culture is based on our flat management structure. There are no fiefdoms and we insist on transparency at all levels. We communicate well, and we especially know how to listen."
Stephen Catlin
Chief Executive

Catlin has implemented a comprehensive system of tools, procedures and controls to foster quality underwriting and decision making.

Single database

Catlin's proprietary underwriting system and data warehouse, 'theframe', is used by employees in all Catlin offices. This single database allows Catlin underwriters around the world to adopt a consistent approach to underwriting.

theframe facilitates superior risk selection and strengthens Catlin's already comprehensive underwriting controls.

Sophisticated underwriting assessment

Catlin underwriters employ rigorous technical analysis when considering all risks. Sophisticated proprietary rating models are used by all underwriters, supplemented by external data sources.

Actuarial support is provided to underwriters by Catlin's in-house actuarial team which includes nine fully qualified actuaries.

Peer review

A key ingredient of the Group's control process is the peer review of risks, both before and after coverage is underwritten. Underwriters are required to explain and justify their decisions to management and peers.

"Catlin has established an assessment process that has been very effective in identifying the operating risks we face. Our single database, theframe, provides significant controls relating to underwriting risks. Each of our operating platforms has formed a risk management committee which monitors each platform's risks and the adequacy of the controls used to mitigate them."

Janet Nelson

Chief Risk Officer

"Over the past 12 months we have further developed the Group's operational infrastructure to meet the needs of our multi-platform business. A new Group Operations Board has been formed to ensure that each of the Group's operating platforms follows uniform processes."

Paul Jardine

Chief Operating Officer



Disciplined capital management

Catlin uses stochastic modelling to evaluate the risk and return of alternative strategies. Profit targets are set for individual classes of business, reflecting their relative volatility and correlations.

Catastrophe exposures are carefully monitored and measured using realistic disaster scenarios. Catlin's reinsurance programmes are designed with a careful assessment of downside risk and the cost-effective use of capital.

Expansion of distribution capabilities

Catlin is continually striving to work more closely with its clients. The Group has established a network of international offices in the United States, Europe, Asia and Australia to forge closer relationships with policyholders and local brokers.

In recent years Catlin has worked diligently to increase communication between underwriters and retail brokers, while continuing to provide superior service to its traditional wholesale producers.



"Good underwriting requires good underwriting management. We give our underwriters the correct tools with which they can make good underwriting decisions, and we continually review those decisions. The controls we have built into our underwriting process make us even better underwriters."

Paul Brand
Chief Underwriting Officer

The quality of Catlin's employees and the rigorous processes established by the Group have resulted in superior financial performance over the long term.

Profitable growth

Catlin historically has increased premium volume during periods of favourable rates and conditions and has focused on profitability, rather than market share, during softening markets.

Over the past three years, a period during which rates across nearly all classes of business have been strong, Catlin's gross premiums written have grown by 230 per cent.

Focus on gross underwriting profits

Catlin underwriters report the results of their business classes on a gross of reinsurance basis. Catlin expects each class of business to produce an aggregate gross profit across an underwriting cycle.

Underwriting diversification

The Group currently underwrites 31 classes of non-life insurance and reinsurance. Catlin seeks a balance between volatile and non-volatile business classes and actively looks for opportunities to write new classes of uncorrelated business.

"Our 2004 performance should not be surprising based on our 20 year track record of underwriting profitability. Catlin underwriters are regarded as being careful and pragmatic. Our challenge is to ensure that our future performance lives up to our reputation."
Paul Brand
Chief Underwriting Officer



Benefits of unique structure

Catlin's financial results benefit from the Group's innovative corporate structure, which gives Catlin superior financial and capital flexibility. Our structure allows us to increase returns without increasing risk.

2004 results

Despite record weather related losses, Catlin reported net income amounting to US$154.1 million. The Group's return on average equity amounted to 19.1 per cent.

"We are really seeing the advantages of Catlin's innovative structure. We now have three established underwriting platforms that can serve clients on a global basis."

Christopher Stooke
Chief Financial Officer



"Performance is the result of good people and good processes. The strict controls that Catlin has established throughout the Group have had a real impact on the quality of our underwriting and the results that we can produce for our shareholders."
Stephen Catlin
Chief Executive

Catlin reports its financial results through four business segments:

- Lloyd's Direct comprises direct insurance business underwritten by the Catlin Syndicate;
- Lloyd's Reinsurance comprises reinsurance business underwritten by the Catlin Syndicate;
- Corporate Direct encompasses direct insurance business underwritten by Catlin Bermuda and Catlin UK; and
- Corporate Reinsurance consists of reinsurance business underwritten by Catlin Bermuda and Catlin UK. This includes intra-segment reinsurance assumed by Catlin Bermuda.

By dividing its business into these segments, observers can track the progress of Catlin's long established operations at Lloyd's separately from the more recently established Catlin Bermuda and Catlin UK.

Comparisons of the premiums written by each of the segments in 2004 and 2003 are shown in the table below:

2004 US$m	Premiums written[1]	Intra-Group reinsurance	Premiums written[2]
Lloyd's Direct	870.4	(70.6)	799.8
Lloyd's Reinsurance	211.2	(19.6)	191.6
Corporate Direct	225.2	–	225.2
Corporate Reinsurance	127.0	90.2	217.2
Total	**1,433.8**	**–**	**1,433.8**

2003 US$m	*Premiums written[1]*	*Intra-Group reinsurance*	*Premiums written[2]*
Lloyd's Direct	906.3	(151.6)	754.7
Lloyd's Reinsurance	234.9	(49.5)	185.4
Corporate Direct	4.4	–	4.4
Corporate Reinsurance	52.6	201.1	253.7
Total	**1,198.2**	**–**	**1,198.2**

[1] Prior to intra-Group reinsurance elimination
[2] After intra-Group reinsurance elimination

Premiums written in the Lloyd's Direct and Lloyd's Reinsurance segments were relatively stable in 2004, reflecting the fact that the Catlin Syndicate's stamp capacity was £500 million in both 2004 and 2003. The amount of intra-Group reinsurance ceded by the Lloyd's Direct and Lloyd's Reinsurance segments decreased by 55 per cent in 2004 due to the decision by Lloyd's to reduce the maximum amount of qualifying quota share (QQS) reinsurance for all syndicates to 10 per cent of premiums written (2003: 30 per cent). This also accounts for the reduction in premiums written after intra-Group reinsurance elimination in the Corporate Reinsurance segment in 2004.

Premiums written in both the Corporate Direct and the Corporate Reinsurance segments prior to intra-Group reinsurance elimination grew strongly in 2004. This reflects the business that has been developed by Catlin Bermuda and Catlin UK.

The growth in premiums written by the Corporate Direct and Corporate Reinsurance segments is in keeping with Catlin's stated goal that approximately 50 per cent of gross premiums will be written by these two segments by the end of 2007. In 2004 the Corporate Direct and Corporate Reinsurance segments accounted for nearly 31 per cent of premiums written (2003: 22 per cent) after intra-Group reinsurance elimination.



2004[1]
Corporate Direct and Reinsurance 30.9%
Lloyd's Direct and Reinsurance 69.1%



2003[1]
Corporate Direct and Reinsurance 21.5%
Lloyd's Direct and Reinsurance 78.5%

[1] After intra-Group reinsurance elimination

The Catlin Syndicate at Lloyd's (Syndicate 2003) is the oldest of Catlin's three underwriting platforms. The Syndicate is the eighth largest syndicate at Lloyd's, based on £500 million in stamp capacity for 2005 (2004 and 2003: £500 million), all of which is supplied by the Catlin Group.

The Syndicate's stamp capacity was purposefully held steady in 2004 and again in 2005. This strategy has allowed the Syndicate to take advantage of new, profitable underwriting opportunities within Lloyd's from its position as a respected market leader. At the same time, the Syndicate has also refused to underwrite business whose rates and terms were deemed to be inadequate.

The Syndicate continues to expand in classes of business that promise substantial returns. During 2004, the amount of satellite and space related premiums underwritten by the Syndicate nearly doubled, taking advantage of favourable market conditions and the expertise the Syndicate has developed in this specialist class. Also during the year, the Syndicate established a new specialty in Construction & Engineering insurance after hiring an underwriter with substantial experience in this class.

Gross premiums written by the Syndicate in 2004 amounted to US$1.08 billion on a US GAAP basis (2003: US$1.14 billion).

Under Lloyd's three year syndicate accounting rules, the Catlin Syndicate's 2002 year of account was closed at the end of 2004 with a return equal to 9.5 per cent of capacity. The 2002 year of account was also the final year of underwriting for Syndicate 1003, the original syndicate managed by the Catlin Group and whose capital was supplied by traditional Lloyd's Names and other third party capital providers. The outstanding liabilities of Syndicate 1003 have been reinsured to close with the Catlin Syndicate as at 31 December 2004.

£500m

Catlin Syndicate's stamp capacity in 2003, 2004 and 2005



"As competition increases for many classes of business, it is critical that we maintain our focus and resolve. The underwriting discipline of the Catlin Syndicate's underwriters is well known, and we will remain vigilant during 2005 to ensure that our rates and terms remain more than adequate in relation to the level of risk that we accept."

Paul Jardine
Chief Operating Officer, Catlin Group Limited, and Chief Executive, Catlin Syndicate

During its second full year of operations, Catlin Bermuda (Catlin Insurance Company Ltd.) consolidated its position as a leading underwriter in the vibrant Bermuda market.

Catlin Bermuda writes a diversified portfolio of both property and casualty treaty reinsurance as a lead or quoting market. Property treaty reinsurance is weighted towards worldwide catastrophe business, including workers compensation catastrophe excess of loss, but also includes a substantial risk excess and pro rata account. Casualty reinsurance is focused on providing protection to mutual insurers, captives and other risk financing mechanisms formed principally in the United States by homogeneous groups such as physicians, hospitals, nursing homes and lawyers.

In addition, Catlin Bermuda underwrites a number of specialist classes of insurance, including medical malpractice, political risk and terrorism, benefiting from its status as an approved surplus lines insurer in numerous US states and jurisdictions. The Company also offers multi-year structured risk contracts to large corporate clients.

Excluding intra-Group reinsurance, gross premiums written grew by 168 per cent to US$152.6 million (2003: US$57.0 million). Stockholder's equity in Catlin Insurance Company Ltd. rose by 51.1 per cent to US$892.8 million at 31 December 2004 (31 December 2003: US$590.9 million).

Catlin Bermuda over the past two years has assembled a multi-disciplinary team of underwriters, actuaries, finance professionals, lawyers and support staff. The company is committed to the recruitment of Bermudians, taking advantage of the Catlin Group's professional development programme that allows for extended periods of training in London and in other Catlin offices.

168%

Growth in Catlin Bermuda's GPW (excluding intra-Group reinsurance)



"Catlin Bermuda is a rapidly growing and exciting place to work, and we have recruited top quality professionals in all areas of our business. In a little over two years, we have built a company that has taken a place at the heart of the Bermuda market."

Graham Pewter

President and Chief Executive, Catlin Bermuda

Catlin UK is the newest of Catlin's three underwriting platforms, having begun underwriting with effect from 1 January 2004. In its first year of operations, Catlin UK wrote US$199.7 million in gross premiums.

This business came from two sources:

- specialty insurance that was written in parallel with the Catlin Syndicate at Lloyd's; and
- professional indemnity, property, general liability, directors' and officers' liability, and commercial crime insurance underwritten in the UK market. These classes have previously been underwritten by the Catlin Syndicate.

Most of the UK business written by Catlin UK in 2004 was produced by London based brokers which the Catlin Syndicate has served for many years. However, in 2005 Catlin UK is expanding its focus to include major UK regional brokers to broaden its distribution channels.

As part of the strategy to serve a more diverse distribution network, Catlin UK in 2004 developed an online quotation engine that allows selected brokers to receive premium quotations rapidly over the internet. The implementation of the quotation engine will allow Catlin UK to service business for smaller to medium size UK clients more efficiently and provide decisions to brokers more quickly.

During 2004 Catlin UK recruited a team of experienced underwriters to manage business written for UK commercial clients. It continues to share resources with the Catlin Syndicate to underwrite global specialty business.

Catlin UK was originally established as the UK Branch of Catlin Insurance Company Ltd. of Bermuda. In March 2005 the UK Financial Services Authority said that it was 'minded to authorise' the Group's proposal to convert Catlin UK into a subsidiary of the Bermuda company (Catlin Insurance Company (UK) Ltd.). Gaining subsidiary status will give Catlin UK the ability to underwrite business in all nations within the European Economic Area, which will allow it to expand the service it provides to the Group's core brokers and clients.



US$199.7m

In its first year of operations, Catlin UK underwrote US$199.7 million in gross premiums

"Whilst Catlin UK has been operating for only a year, it has already built substantial expertise in professional indemnity and other classes of insurance purchased by smaller to medium size UK businesses. We are looking forward to expanding the Catlin UK brand outside our London base during 2005."

Andreas Loucaides
Chief Executive, Catlin UK

Financial Review

2004 has been a year of excellent performance, particularly given the incidence of large losses. The following pages contain commentary on Catlin's financial statements for the year ended 31 December 2004, which are prepared in accordance with US GAAP.

US$1.161bn

Net premiums earned in 2004 increased by 37.4 per cent to US$1.161billion

Consolidated results of operations

US$m	2004	2003	% change
Gross premiums written	1,433.8	1,198.2	19.7%
Reinsurance premiums ceded	(187.3)	(113.1)	65.6%
Net premiums written	1,246.5	1,085.1	14.9%
Change in unearned premiums	(85.4)	(240.2)	(64.4%)
Net premiums earned	1,161.1	844.9	37.4%
Losses and loss expenses	(660.4)	(424.6)	55.5%
Policy acquisition costs	(302.8)	(250.1)	21.1%
Administrative expenses	(57.3)	(43.7)	31.1%
Other expenses	(26.6)	(15.2)	75.0%
Net underwriting result	114.0	111.3	2.4%
Net investment income	47.0	23.8	97.5%
Net realised gains on investments	3.4	1.2	183.3%
Net realised gains on foreign currency	8.9	10.0	(11.0%)
Other income	0.7	–	–
Net income before income taxes	174.0	146.3	18.9%
Income tax expense	(19.9)	(19.3)	3.1%
Net income	**154.1**	**127.0**	**21.3%**
Loss ratio	56.9%	50.3%	
Expense ratio	32.5%	35.7%	
Combined ratio	89.4%	86.0%	
Effective tax rate	11.4%	13.2%	
Return on average equity	19.1%	22.1%	



"Catlin is strongly capitalised and conservatively reserved. Liquidity has been significantly improved during 2004 and excellent operating ratios have been achieved despite exceptional loss activity."

Christopher Stooke
Chief Financial Officer

Gross premiums written

Gross premiums written in 2004 increased 19.7 per cent to US$1.43 billion (2003: US$1.20 billion). This growth, as expected, came from the Corporate Direct and Corporate Reinsurance business segments. Thirty-one per cent of the Group's 2004 consolidated gross premiums were written in these segments (2003: 22 per cent). Excluding intra-Group reinsurance, gross premiums written in the Corporate Direct and Corporate Reinsurance segments increased by more than 500 per cent to US$352.2 million in 2004 (2003: US$57.0 million).

The gross premiums written by each of the Group's business segments are shown in the table below:

Gross premiums written US$m	2004	2003
Lloyd's Direct	870.4	906.3
Lloyd's Reinsurance	211.2	234.9
Corporate Direct	225.2	4.4
Corporate Reinsurance	217.2	253.7
Intra-Group reinsurance elimination	(90.2)	(201.1)
	1,433.8	1,198.2

Commentary relating to the activities of the business segments can be found on pages 12 to 15.

A breakdown of gross premiums written by the classes of business Catlin underwrites appears in the charts on pages 18 and 19.

500%

Gross premiums written by the Corporate Direct and Corporate Reinsurance segments increased by more than 500 per cent to US$352.2 million in 2004, excluding intra-Group reinsurance

Net premiums earned

Net premiums earned in 2004 increased by 37.4 per cent to US$1.16 billion (2003: US$844.9 million). The start-up of Catlin UK during 2004 contributed significantly to the increase in net premiums earned, as did Catlin Bermuda, which wrote significantly more business during 2004. Net premiums earned increased in both the Lloyd's Direct and the Lloyd's Reinsurance segments due to the increased level of gross premiums underwritten by the Catlin Syndicate in 2003. At the end of 2002 the Group purchased the entire capacity of Syndicate 1003 that had been supplied by traditional Lloyd's Names and other third party capital providers; that capacity was allocated to the Catlin Syndicate during 2003. A significant portion of the increased premium volume underwritten by the Catlin Syndicate in 2003 was earned in 2004.

Losses and loss expenses

The loss ratio rose by 6.6 percentage points to 56.9 per cent in 2004 (2003: 50.3 per cent). The 55.5 per cent increase in loss and loss expenses was driven by the growth in net premiums earned and the exceptional loss activity in 2004.

The increase in the loss ratio was chiefly a result of claims stemming from the four hurricanes (Charley, Frances, Ivan and Jeanne) that caused extensive damage in the Caribbean and the Southeastern United States in August and September 2004. The gross loss to the Group from the four hurricanes amounted to US$212.4 million; the loss net of reinsurance amounted to US$114.6 million. We expect a level of catastrophe loss activity during the year and, after allowing for expected catastrophe losses and reinsurance reinstatement costs, the net effect of the four hurricanes on the Group's net income before income taxes amounted to approximately US$75 million, or 6.5 percentage points on the loss ratio.

Expense ratio

The expense ratio in 2004 improved by 3.2 percentage points to 32.5 per cent (2003: 35.7 per cent). The absolute level of policy acquisition costs increased by 21.1 per cent to US$302.8 million in 2004 (2003: US$250.1 million). This increase was fuelled by the 37.4 per cent increase in net premiums earned. The policy acquisition cost ratio improved by 3.5 percentage points after allowing for the one-off effect that boosted the ratio in 2003.

During 2004 the Group changed its method of calculating its expense ratio to follow market practice more closely. Previously, all expenses were included in the calculation, whereas now financing costs and amortisation expense are excluded. Comparative figures are presented on this revised basis.

The absolute level of administrative and other expenses increased by 42.4 per cent to US$83.9 million in 2004 (2003: US$58.9 million). This increase was slightly ahead of the growth in net earned premiums. Staff numbers increased throughout 2004 to manage the growing volume of business. Additional costs were incurred related to the listing of the Company's common shares, including directors' and officers' liability insurance premiums, internal audit costs and share registrar expenses. Lloyd's related costs, which cannot be controlled by the Group, increased during 2004 largely due to a new charge levied by Lloyd's on the qualifying quota share reinsurance ceded by the Catlin Syndicate to Catlin Bermuda.

Net investment income and net realised gains on investments

US$m	2004	2003
Total investments at 31 December	1,982.7	1,237.2
Net investment income	47.0	23.8
Net realised gains on investments	3.4	1.2
Change in net unrealised gains on investments	5.3	3.7
	55.7	28.7
Return on average funds held	3.4%	2.8%

Net investment income and net realised gains on investments increased by 101.6 per cent to US$50.4 million (2003: US$25.0 million). The increase was primarily due to the higher investment base during 2004 as a result of strong cash flows from operations, the successful initial public offering ('IPO') of the Company's common shares in April 2004 and a higher proportion of the investment portfolio invested in bonds rather than cash and short term instruments.

Total return on average investments increased to 3.4 per cent in 2004 (2003: 2.8 per cent). This is due to the fact that the average duration of fixed income securities (excluding cash) rose to 2.9 years at year end 2004 (31 December 2003: 2.4 years). In addition, yields on cash and short term instruments rose in 2004.

Net realised gain on foreign currency exchange

The Group reports its financial results in US dollars. The US$8.9 million net realised gain on foreign currency exchange (2003: US$10.0 million) was primarily the result of the strengthening of sterling against the US dollar impacting the valuation of our sterling denominated assets.

Income tax expense

The Group's effective tax rate for 2004 reduced by 1.8 percentage points to 11.4 per cent (2003: 13.2 per cent). Income tax expense in 2004 amounted to US$19.9 million (2003: US$19.3 million).

Property Direct (Gross premium written: US$761.6 million)


$100,000
$200,000
$300,000
$400,000
$500,000
$600,000
$700,000
Property Facultative
Non-Marine Binding Authorities
Aviation
Political Risk and Terrorism
Specie
Satellite
Energy
Marine Hull
UK Property
Cargo
Equine and Livestock
Contingency
War Risk
Construction
Trade Credit

US$971.2m

Stockholders' equity increased by 52.1 per cent to US$971.2 million at 31 December 2004

101.6%

Net investment income and net realised gains on investments increased by 101.6 per cent to US$50.4 million

US$1.98bn

Total investments and cash grew by 60.3 per cent to US$1.98 billion at 31 December 2004

Balance sheet

The Group's balance sheet at 31 December 2004 was strong and liquid as follows:

US$m (except per share amounts)	2004	2003	%change
Investments and cash	1,982.7	1,237.2	60.3%
Premiums receivable	629.5	472.6	33.2%
Amount due from reinsurers	448.7	381.7	17.6%
Deferred acquisition costs	142.5	130.2	9.4%
Intangible assets	71.2	70.5	1.0%
Other assets	98.5	100.3	(1.8%)
Gross loss reserves	(1,472.8)	(962.5)	53.0%
Unearned premiums	(722.9)	(612.3)	18.1%
Notes payable	(50.2)	(50.1)	0.2%
Other liabilities	(156.0)	(129.0)	20.9%
Stockholders' equity	**971.2**	**638.6**	**52.1%**
Stockholders' equity per share[1]	US$6.30	US$5.19	

[1] Based on 154.1 million shares in issue on 31 December 2004; pro forma 122.9 million shares in issue on 31 December 2003

The chart below shows the principal components of the growth in stockholders' equity during the year.

US$m	
Stockholders' equity at 31 December 2003	**638.6**
IPO net proceeds	182.6
2004 interim dividend	(11.9)
2004 net income	154.1
Other	7.8
Stockholders' equity at 31 December 2004	**971.2**

Casualty Direct (Gross premium written: US$334.1 million)



$100,000
$200,000
$300,000
UK Professional Indemnity
General Liability
Professional Indemnity
Marine and Energy Liability
Personal Accident
UK General Liability
Financial Institutions
UK Commercial Crime
UK D&O Liability

Reinsurance (Gross premium written: US$338.1 million)



$100,000
$200,000
$300,000
Property Reinsurance
Casualty Reinsurance
Marine and Aviation
Motor Excess of Loss
Structured Risk
Medical Stop Loss

92%

92 per cent of fixed maturity investments are rated AA or higher

US$722.9m

The provision for unearned premiums increased by 18.1 per cent to US$722.9 million

Reinsurance recoverables

Amounts due from reinsurers decreased to 30.5 per cent of gross loss reserves at 31 December 2004 (31 December 2003: 39.7 per cent). The absolute amount due from reinsurers increased during 2004, primarily reflecting recoveries due and anticipated in respect of losses relating to the four hurricanes. More than 90 per cent of the amounts due are from reinsurers rated 'A-' or better by A M Best (or equivalent), and US$169.4 million of the amount recoverable is secured through segregated trust funds held for the account of Catlin.

Reserves

Gross loss reserves increased by 53.0 per cent during 2004. Net loss reserves as a proportion of shareholders' equity increased to 114.7 per cent at 31 December 2004 (31 December 2003: 112.8 per cent), primarily reflecting increased loss activity during 2004, particularly due to the hurricane losses in the second half of the year which resulted in a relatively higher level of unsettled claim amounts at the balance sheet date.

The Group continues to adopt a reserving policy whereby loss reserves are set conservatively relative to the range of estimates of both internal actuaries and independent actuarial advisors. Financial results for 2004 benefited from a release of US$38.3 million in respect of prior years' reserves.

Investments and cash

Total investments and cash grew by 60.3 per cent to US$1.98 billion at 31 December 2004 (31 December 2003: US$1.24 billion). The Group has continued to maintain a conservative investment philosophy, with assets invested in a portfolio of fixed maturities, short term investments and cash. The fixed maturities are all high quality, primarily with ratings of AA or higher, as the chart below illustrates.

Unearned premiums

The provision for unearned premiums increased by 18.1 per cent to US$722.9 million (31 December 2003: US$612.3 million). Substantially all of the unearned premium provision will be earned to income during 2005 at the high levels of rate adequacy experienced during 2004, the year during which most of this business was underwritten.

Total investments and cash US$1,982.7



Cash and equivalents 18%
Fixed maturities 73%
Short term 9%

Fixed maturities US$1,452.2



Asset backed 18%
Corporate 21%
US government 51%
Non-US government 10%

Fixed maturities ratings



A 8%
AA 8%
AAA 84%

Cash and capital management

Intra-Group reinsurance

The use of intra-Group reinsurance is central to the management of the Group's capital. The Group seeks to maintain economic capital within Catlin Bermuda to the maximum extent possible and to manage the insurance risk portfolio on a Group basis, regardless of the underwriting platform from which the risks are originally underwritten.

Cash and liquidity

A summary of the growth in cash and invested assets is shown in the chart below. Under the terms of our banking arrangements, the Group is required to comply with covenants relating to minimum levels of cash, net assets and net tangible assets. The Group has complied with these covenants throughout the year and remains in compliance at the date of this report.

Gearing and banking facility

The two main elements of the Group's gearing at 31 December 2004 are a US$50.0 million unsecured revolving credit facility which is fully drawn and used by the Group to subscribe capital to Catlin Bermuda, and a £117.1 million (US$224.7 million) unsecured letter of credit which is used to provide part of the Funds at Lloyd's (FAL) supporting the Catlin Syndicate. A third element of gearing is the use of a small amount of further unsecured letters of credit to support certain liabilities of Catlin Bermuda and Catlin UK. Overall gearing at 31 December 2004 was as follows:

US$m	
Notes payable (revolving credit)	50.2
Unsecured letters of credit for FAL	224.7
Unsecured letters of credit for Catlin UK/Catlin Bermuda	15.7
Total	**290.6**
Financing as a proportion of stockholders' equity	29.9%

Foreign currency management

US dollars account for the majority of the Group's cash flow. A significant part of the remaining cash flow is in sterling; the Group also maintains euro and Canadian dollar funds. Management of foreign currency exposures is primarily focused on analysis and matching of expected cash flows; derivatives or other financial instruments have not been utilised. Forward purchases and sales of currency are used when known currency needs are identified.

Information on International Financial Reporting Standards ('IFRS')

The consolidated financial statements of EU companies with securities listed on a regulated market in any EU nation will be required to be prepared in accordance with IFRS, issued by the International Accounting Standards Board, for accounting periods commencing on or after 1 January 2005.

As the Group is incorporated in Bermuda, it has the choice of preparing its financial statements in accordance with UK GAAP, US GAAP or IFRS under the current rules of the UK Listing Authority. It has selected US GAAP. In order to facilitate comparison to its UK incorporated peers, the Group presents a reconciliation of net income and stockholders' equity to UK GAAP in its consolidated financial statements. The Group will reconcile to IFRS beginning in 2005.

Christopher Stooke
Chief Financial Officer
10 March 2005

Analysis of Group cash flows and investments (US$m)


500
1,000
1,500
2,000
1,237.2
1 January 2004
+550.7
Operating cash
+23.8
Non-operating cash
+183.1
IPO proceeds
-12.1
Dividends paid
1,982.7
31 December 2004

Board of Directors

Sir Graham Hearne
Chairman
Sir Graham Hearne was appointed Chairman of Catlin in February 2003. He was Chairman of Enterprise Oil plc from 1991 until 2002, having joined as Chief Executive in 1984. He practised as a lawyer at Pinsent & Co, Herbert Smith & Co and Fried, Frank, Harris, Shriver & Jacobson in New York. He served with the Industrial Reorganisation Corporation before joining NM Rothschild & Sons Ltd, where he remains a Non-Executive Director. He is Non-Executive Chairman of Braemar Seascope Group plc and Novar plc and Deputy Chairman of Gallaher Group plc. (Age 67)

Stephen Catlin
Chief Executive & Deputy Chairman
Stephen Catlin began his insurance career in 1973 joining BL Evens & Others on Syndicate 264 at Lloyd's. In 1982 he became Deputy Underwriter. He founded Catlin Underwriting Agencies Limited in 1984 and was the Active Underwriter of Syndicate 1003 and later Syndicate 2003 until May 2003. He is currently a member of the Lloyd's Franchise Board. He has served as a member of the Council of Lloyd's, the Lloyd's nominated Director of Equitas Holdings Limited and Chairman of the Lloyd's Market Association. (Age 50)

Christopher Stooke
Chief Financial Officer
Christopher Stooke joined the Group in March 2003 after a 24-year career with Price Waterhouse and PricewaterhouseCoopers, where he became a partner in 1990. He specialised in financial services, particularly insurance, and dealt with a wide range of audit and advisory assignments for companies listed in the UK, US and the European markets. He is a Fellow of the Institute of Chartered Accountants in England and Wales. (Age 47)

Alan Bossin
Non-Executive Director
Alan Bossin joined the Board in March 2004. He is also counsel to Appleby Spurling Hunter, of Hamilton, Bermuda, which he joined in 1999. He was previously at the Toronto insurance law firm of Blaney McMurty. He commenced his legal career with the Toronto firm of Gilbert, Wright & Flaherty. In 1983, he joined the Insurance Bureau of Canada as counsel. From 1987 to 1997, he was Senior Vice President and Canadian General Counsel with the global insurance broker Johnson & Higgins. (Age 53)

Michael Crall
Non-Executive Director
Michael Crall joined the Board in October 2003. He was previously Chief Executive of Equitas Holdings Limited and continues to be a Non-Executive Director. He was previously President and Chief Executive Officer of Argonaut Insurance Company, a US insurer specialising in casualty classes of business. He began his insurance career with Insurance Company of North America, later CIGNA Corporation. (Age 61)

Michael Eisenson
Non-Executive Director
Michael Eisenson joined the Board in November 2002. He is Managing Director and Chief Executive Officer of Charlesbank Capital Partners LLC, a Boston-based private equity firm. Prior to co-founding Charlesbank in July 1998, he was the President of Harvard Private Capital Group, the private equity and real estate investment unit of Harvard Management Company. He also was with The Boston Consulting Group, a corporate strategy consulting firm. He serves on the boards of several public and private companies, including Universal Technical Institute and United Auto Group. (Age 49)

Sir Graham Hearne
Chairman

Stephen Catlin
Chief Executive & Deputy Chairman

Christopher Stooke
Chief Financial Officer

Alan Bossin
Non-Executive Director

Michael Crall
Non-Executive Director

Michael Eisenson
Non-Executive Director

Mark Gormley
Non-Executive Director
Mark Gormley joined the Board in July 2002. He is also Senior Vice President and Director of Capital Z Management LLC & Affiliates, a private equity firm. Until 1998, he was a Managing Director in the Investment Banking Division at Donaldson, Lufkin & Jenrette. Prior to joining DLJ in 1989, he was a founder and a member of the Insurance Investment Banking Group of Merrill Lynch. He currently serves on the Boards of a number of public and private companies, including Infotel, Informacion y Telecommunicaciones SA, British Marine Managers Limited and Authoria Inc. (Age 46)

Richard Haverland
Non-Executive Director
Richard Haverland joined the Board in October 2003. He served as Chairman, President and Chief Executive Officer of Highlands Insurance Group Inc. in Houston, Texas, from 1996 until his retirement in 1999. He also was a partner and consultant with Insurance Partners, a private equity fund; Vice Chairman and Chairman-Elect of Continental Corp.; Executive Vice President of American Premier Underwriters Inc.; Executive Vice President of Great American Insurance Company; and President and Chief Operating Officer of The Progressive Company. He is a Director of U.S.I. Holdings Corp. (Age 63)

Michael Hepher
Non-Executive Director
Michael Hepher joined the Board in October 2003. He is currently Chairman of Telecity plc, an IT services firm, and Lane, Clark & Peacock LLP, a firm of consulting actuaries. He is also a Non-Executive Director of Kingfisher plc and Canada Life Capital Corporation and Canada Life Group (UK) Ltd. He was formerly Chairman and Chief Executive Officer of Charterhouse plc and Group Managing Director of British Telecommunications plc. He served as Chairman and Chief Executive of Abbey Life Group plc and subsequently Lloyd's Abbey Life plc. He is a Fellow of the Institute of Actuaries. (Age 61)

John Marion
Non-Executive Director
John Marion joined the Board in March 2004. He is also President and Managing Director of Western General Insurance Ltd., a Bermuda-based reinsurance company. He previously was Assistant Vice President of International Risk Management Limited (Bermuda). He currently serves on the Board of Max Re Capital Limited, as well as on the Boards of several privately held companies domiciled in Bermuda. He is a Chartered Accountant and a Chartered Financial Analyst. (Age 52)

Nicholas Paumgarten
Non-Executive Director
Nicholas Paumgarten joined the Board in July 2002 and served as interim Chairman from July 2002 until February 2003. He is a Managing Director of J.P. Morgan Chase & Co and is Chairman of Corsair II, L.L.C., the General Partner of J.P. Morgan Corsair II Capital Partners, L.P., a $1 billion investment partnership. Since he joined J.P. Morgan in 1992, he has also been head of the Financial Institutions Group and the Mergers and Acquisitions Group for the Americas. He is a Director of CompuCredit Corporation, Post Properties Inc. and The E.W. Scripps Company. (Age 60)

William Spiegel
Non-Executive Director
William Spiegel joined the Board in July 2002. He is President of Cypress Advisors Inc., which manages over $3.5 billion in private equity funds. He currently leads Cypress' efforts in the financial services and healthcare industries. Prior to joining Cypress when it was formed in 1994, he was a member of the Merchant Banking Group at Lehman Brothers. He serves on the Boards of FGIC Corporation, MedPointe Inc., Montpelier Re Holdings Limited and Scottish Re Group Limited. (Age 42)



Mark Gormley
Non-Executive Director



Richard Haverland
Non-Executive Director



Michael Hepher
Non-Executive Director



John Marion
Non-Executive Director



Nicholas Paumgarten
Non-Executive Director



William Spiegel
Non-Executive Director

The Directors present their report and the audited financial statements for the year ended 31 December 2004.

Results and dividends

The consolidated statements of operations on page 38 show net income of US$154.1 million (2004: US$127.0 million).

The Directors propose a final dividend of 15.6 US cents (8.1 pence) per share, payable on 31 May 2005 to shareholders of record as at 29 April 2005. An interim dividend of 7.9 US cents (4.3 pence) per share was paid on 15 November 2004.

Principal activities and review of business

Through its consolidated subsidiaries and subsidiary undertakings, the Company's principal activity is property and casualty insurance and reinsurance underwriting. A review of the Company's business and developments during the year is included in the Chairman's Statement, the Chief Executive's Review, the Financial Review and other material on pages 2 to 21.

Initial public offering

Conditional dealing in the Company's common shares on the London Stock Exchange commenced on 1 April 2004 following an initial public offering ('IPO') of shares consisting of 31.18 million new common shares by way of primary offering and the sale of 23.38 million existing common shares sold by existing shareholders of the Company by way of a secondary offering. Unconditional dealings and admission to the Official List of the UK Listing Authority took place on 6 April 2004. Prior to the IPO shares in the Company were owned by seven private equity investors, as well as management, employees and related interests.

Substantial shareholdings

At 4 March 2005 the Company had been notified of the following interests of 3 per cent or more in the issued share capital of the Company:

	Number of shares	% of shares in issue[1]
J.P. Morgan Chase & Co.	21,994,797	14.3%
CMBP II (Cayman) Catlin Ltd. and CMBP II Parallel (Cayman) Catlin Ltd. ('Cypress')	21,753,349	14.1%
Corsair II, L.L.C.,the general partner of J.P. Morgan Corsair II Capital Partners L.P. (through J.P. Morgan Capital, L.P. and J.P. Morgan Corsair II Capital Partners Bermuda Ltd.) ('Corsair')[2]	21,753,349	14.1%
Capital Z Catlin Private Investment, Ltd. and Capital Z Catlin Investment, Ltd. and Capital Z Investments L.L.C. ('Capital Z')	17,402,678	11.3%
CIBC Trust Company (Bahamas) Limited as trustee of a trust, Settlement T-2390 ('CIBC')	10,356,393	6.7%
CB-Catlin Inc. ('Charlesbank')	9,400,751	6.1%
Franklin Resources Inc. and affiliates	7,713,619	5.0%
Alliance Capital Management L.P.	7,522,764	4.9%
FMR Corp., Fidelity International Limited and direct and indirect subsidiaries ('Fidelity')	5,824,415	3.8%
Centre III Catlin Holdings Ltd. ('Centre Partners')	5,127,683	3.3%

1. Based on the shares in issue at 4 March 2005 of 154,098,265.
2. These shares are included within the interest of J.P.Morgan Chase & Co. as shown above.

Of these shareholders, Cypress, Corsair, Capital Z, Charlesbank and Centre Partners held shares prior to the IPO. Conning Catlin Ltd. and Western General Insurance Ltd. ('Western General') also held shares in the Company prior to the IPO but held less than 3 per cent of the Company's shares as at 4 March 2005.

Warrants entitling the holders to purchase shares for US$5 per share are outstanding over 20,064,516 shares as at 4 March 2005. The following table shows the warrants held by the shareholders identified in the table above:

	% of shares subject to warrant
Capital Z	5,885,591
Centre Partners	675,068
Charlesbank	1,237,624
Corsair	4,414,194
Cypress	4,414,194
Western General (CIBC)	2,942,796

Directors

The current Directors of the Company are named on pages 22 and 23 together with biographical details. Particulars of their interests in shares are given below and in the Directors' Remuneration Report on page 31.

Alan Bossin and Michael Eisenson retire by rotation under the Company's Bye-laws. Each of them offers himself for re-election as a Director at the Company's Annual General Meeting. The Board considers that both enhance the balance of skills and experience of the Board and that their re-election is merited by their ongoing contributions.

Directors' interests

Directors' interests in shares

The beneficial interests of the Directors in office at the end of the financial year in the common shares of the Company at 31 December 2004 and at 1 January 2004, including the beneficial interests of any connected person, are set out in the table below:

	31 December 2004 Number of common shares	1 January 2004 Number of common shares
Alan Bossin	0	0
Stephen Catlin	2,760,548	2,757,768
Stephen Catlin as one of the trustees of Catlin Settlement Trust	683,841	683,841
Michael Crall	14,815	0
Michael Eisenson	0	0
Mark Gormley	0	0
Richard Haverland	79,815	0
Sir Graham Hearne	22,569	6,100
Michael Hepher	4,815	0
John Marion	0	0
Nicholas Paumgarten	0	0
William Spiegel	0	0
Christopher Stooke	13,859	0

Notes:

1. There has been no change in these interests since 31 December 2004.
2. As described in detail in the Corporate Governance Report on page 27, five of the Directors (Messrs Eisenson, Gormley, Marion, Paumgarten, and Spiegel) are associated with shareholders. Such shareholders may be deemed to be connected persons of the associated Directors. The interests of these shareholders are set out on page 24 and are not included in the chart above. The interest of Western General is included within CIBC's.
3. In anticipation of the IPO, shares were consolidated on a 5-to-1 basis. The share numbers shown above for 1 January 2004 are on a post-consolidation basis.

Directors' share options

None of the Non-Executive Directors hold share options in the Company. Details of the Executive Directors' share options are disclosed in the Directors' Remuneration Report on pages 31 to 34.

Corporate governance

The Corporate Governance Report, which includes reports from the Board's Audit and Nominations Committees, immediately follows this report. The Directors' Remuneration Report, which includes details of the Board's Compensation Committee and is subject to approval by shareholders at the forthcoming Annual General Meeting, starts on page 31.

Corporate social responsibility

The Company is committed to achieving high standards of corporate social responsibility. The Company's Board recognises its responsibilities to maintain the highest standards of ethical and social behaviour in all business dealings.

The Company's social responsibility policies are embedded in its employee handbooks. The handbooks describe the Company's commitment to fair and equal employment opportunities for all persons. Guidelines for price sensitive information, procedures for employee share dealing, and procedures and protections for whistle blowing are also included in the handbooks.

Employees

The Directors recognise that the Company's greatest asset is its staff of more than 300 employees. The Board is committed to ensuring that all employees are treated with dignity and respect and that employees' contributions are recognised and valued.

The Company is committed to ensuring that fair and equal employment opportunities are extended to all persons without regard to race, colour, religious belief, gender, sexual orientation, national or ethnic origin, age or disability. The Company seeks to comply with all legislation governing non-discrimination in employment and seeks to employ individuals for available positions who are qualified on the basis of merit and ability alone. This policy applies to all terms and conditions of employment, including, but not limited to, recruitment, hiring, placement, promotion, demotion, transfer, rates of pay or other forms of compensation, termination, redundancy, training, use of all facilities and participation in all Company-sponsored employee activities. Every employee regardless of capacity is required to treat other employees fairly and without discrimination or any form of harassment.

The Company is committed to the training and development of all its employees and provides an environment which supports learning and development opportunities, both internally and externally, in order to enable members of staff to maximise their potential and their contribution to the aims of the Company. The Company encourages the attainment of relevant professional qualifications by all its staff. A formal induction programme is provided for all staff joining the Company. As part of the annual appraisal process for staff, training and development needs are identified and bespoke programmes devised where appropriate.

Disabled persons

It is the Company's policy to give full and fair consideration to applications for employment made by disabled persons having regard to their particular aptitudes and abilities, and to provide training and career development where appropriate. Where an employee becomes disabled whilst employed, the Company will endeavour to make arrangements, where practicable, to continue employment or to provide training for another suitable position.

Health and safety

The Company strives to ensure the health, safety and welfare of its employees at work and of others who may be affected by the Company's operations. Employees are expected to take reasonable care for their own health and safety at work as well as those of others, and to co-operate with management to create a safe and healthy working environment. The discharge of responsibilities with regard to health and safety is accorded equal priority with that of other statutory duties and objectives.

Community involvement and charitable donations

The Company encourages employee involvement in community programmes, particularly the Lloyd's Community Programme in London as well as other social programmes in other Company locations. A senior executive of the Group served as Chairman of the Lloyd's Community Programme during the year.

The Company has historically provided support to the Sick Children's Trust, a UK based charity which provides support and accommodation for the families of children undergoing hospital treatment.

The Company made charitable donations of US$74,148 during the year.

Political donations

The Company made no political donations during the year. It is not the Company's policy to make political donations.

Annual General Meeting

The notice of Annual General Meeting, to be held at noon on Wednesday 25 May 2005 at the Company's offices at Cumberland House, 6th Floor, 1 Victoria Street, Hamilton, Bermuda HM 11, is contained in a separate circular to shareholders which is being mailed with this report.

Auditors

Resolutions are to be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers as auditors to the Company and to authorise the Directors to fix the auditors' remuneration. PricewaterhouseCoopers was first appointed in 1999.

By Order of the Board

Daniel Primer
Company Secretary
10 March 2005

Overview, basis of reporting and the Combined Code

The Company is incorporated in Bermuda and therefore is not bound by the Combined Code. However, the Company is committed to high standards of corporate governance and intends voluntarily to comply with the Combined Code to the extent practicable given its Bye-laws, as described below. The Directors are satisfied that the Company complies with the Combined Code as at the date of this report, except as set forth below. The Company's auditors have reviewed the Company's compliance with the provisions of the Combined Code specified by the UK Financial Services Authority for review by auditors of UK listed companies.

Board of Directors

The Board of Directors comprises a Non-Executive Chairman, two Executive Directors, four Independent Non-Executive Directors ('Independent Directors'), and five Non-Executive Directors originally appointed by specific shareholders ('Non-Executive Directors').

As detailed in the Listing Particulars for the IPO in April 2004 and agreed by the UK Listing Authority, the Company's Bye-laws provide that four shareholders – Cypress, Corsair, Capital Z and Western General – are each entitled to appoint one Director until the later of:

- the third Annual General Meeting following the IPO; or
- the Annual General Meeting following the date when the shareholder's holding in the Company falls below 10 per cent.

William Spiegel, Nicholas Paumgarten, Mark Gormley and John Marion are the Directors appointed pursuant to this entitlement.

Another Non-Executive Director, Michael Eisenson, was originally appointed (in 2002) to the Board by another shareholder, Charlesbank. Mr Eisenson is subject to the normal process of retirement by rotation and for re-election by shareholders generally.

The composition of the Board was altered in preparation for the Company's IPO. Messrs Bossin and Marion were appointed to the Board on 2 March 2004. Four Non-Executive Directors – Mark Hoplamazian, Jeff Hughes, David Jaffe and Eric Rahe – resigned from the Board on the same date.

Independence of Directors

The Independent Directors – Alan Bossin, Michael Crall, Richard Haverland and Michael Hepher – are all deemed by the Board to be independent for purposes of the Combined Code. Mr Bossin is counsel at the Bermudian law firm Appleby Spurling Hunter ('Appleby'), which acts as an advisor to the Company regarding Bermuda law. The Board is satisfied that the relationship between the Company and Appleby is not of sufficient significance to compromise Mr Bossin's independence.

The Board believes that each of the five Non-Executive Directors is fully independent of management, understands his duty to all shareholders, and fulfils his responsibilities with independence of character and judgment. However, due to their affiliation with shareholders they were not, during 2004, 'independent' as defined by the Combined Code. The Company therefore does not comply with certain aspects of the Combined Code:

- fewer than half of the Directors are Independent Directors; and
- the Nomination Committee has three Independent Directors out of six members, and both the Audit and Compensation Committees have two Non-Executive Directors as well as three Independent Directors as members. No Executive Directors are members of any of those committees.

The Board is committed to comply with the 'independence' requirements of the Combined Code as soon as is practicable given the Bye-law constraints.

The Company also does not comply with the Combined Code because:

- the Company has not yet appointed a Senior Independent Director although a search for one is currently under way; and
- Non-Executive Directors' appointment letters do not specify a minimum time commitment, but the Board is satisfied that all Directors are devoting sufficient time and attention to their responsibilities.

Board effectiveness review

A specialist corporate governance firm was engaged during the year to conduct a review of the Board's effectiveness. The review focused on the roles and responsibilities of the Board and its committees; the dynamics, values and standards of the Board and its members; Board procedures; and the information provided to the Board. The results of this review were presented to the Board in February 2005, and as a result steps are being taken to improve both the support and information provided to the Board.

During 2005, the Board has also reviewed the effectiveness of Board committees during 2004.

Board meetings

The Board meets on a regular basis and held ten meetings in 2004, five of which were after the IPO. Owing to significant revisions to the Board's schedule consequent upon the IPO, Michael Eisenson missed two meetings and Alan Bossin, Michael Hepher and John Marion each missed one meeting, all by prior arrangement with the Chairman.

Responsibilities and procedures

The Board is responsible for the leadership, strategic direction, prudential control and long term performance of the Company. It has adopted a formal schedule of reserved matters which only the Board can amend. These include the adoption of strategic or business plans, investment strategy, major treasury or financial decisions, debt facilities over certain thresholds, capital structure, issuance of equity or debt securities, approval of public financial statements, and the appointment of selected members of senior management.

The Board is responsible for ensuring the maintenance of proper accounting records which disclose with reasonable accuracy the financial position of the Company. It is required to ensure that the financial statements present a fair view for each financial period.

The Board has delegated to the Chief Executive Officer and to the Group Executive Committee (comprising the Executive Directors, the Chief Operating Officer, the Chief Underwriting Officer, the Chief Risk Officer and the Chief Executives of the Company's underwriting platforms) powers related to the execution of Board strategy and day to day management of the Company, including the approval of financial commitments below the levels requiring Board approval.

Responsibility for specialised matters has been delegated to the Nomination, Compensation and Audit Committees. This delegated authority is specified in the committees' terms of reference and described in the reports that follow. The Board has also delegated certain authority over the Company's investments to an Investment Committee of the Board.

The Board is supplied with the information necessary to enable it to perform its duties. Further information is obtained by the Board from the Executive Directors and from other relevant senior executives as the Board, particularly the Independent and Non-Executive Directors, considers appropriate. The Board and its committees are authorised to take independent professional advice at the Company's expense.

The Board is updated regularly on regulatory and compliance developments including Board governance matters. Additional briefing materials are made available at the request of any Director. The Board is able to discuss aspects of the business with employees at all levels.

There is a division of responsibilities between the Chairman, who is responsible for running the Board and related matters such as Board induction and evaluation, and the Chief Executive, who is responsible for the day to day management of the business. A statement detailing this division of responsibilities was adopted by the Board in February 2005.

Relations with shareholders

The Company is committed to ongoing dialogue with its shareholders. Presentations to analysts and institutional investors are made by senior management, including the Chief Executive and the Chief Financial Officer, following the half-year and full-year announcements of results and at other times when considered appropriate. Other senior executives are also available to meet analysts and investors.

With the assistance of its corporate brokers, the Company seeks feedback from investors following major presentations. This feedback is communicated to the Board. The Chairman and Non-Executive Directors are also available to meet major shareholders.

Shareholders are encouraged to attend the Annual General Meeting.

Accountability and internal control

The Directors are responsible for the Company's systems of internal control and for taking reasonable steps to safeguard the assets of the Company and to prevent and detect reporting irregularities. For the year ended 31 December 2004, the Directors have reviewed the effectiveness of these systems, which are designed to provide reasonable, although not absolute, assurance against material avoidable loss or misstatement of financial information. These systems are also designed to manage rather than eliminate the risk of failure to achieve these business objectives. Regular reports regarding internal controls are also made to the Board through the Audit Committee.

Prior to the IPO, the Directors conducted a review of the Company's control environment and financial reporting procedures as required by Paragraph 2.15(a) of the Listing Rules of the UK Listing Authority.

During the fourth quarter of 2004, a follow-up review of the effectiveness of the Company's internal controls and risk management systems was conducted under the direction of the Audit Committee pursuant to the Turnbull Report. It included a review of the documentation of internal control systems, including the extent to which those controls are risk-based and are embedded in the organisation. The results of this review were presented to the Board in February 2005. Action is being taken in areas where the need for control improvement has been identified.

Internal auditors also perform reviews of control activities as part of the annual programmes as approved by the Audit Committee.

The Company has an ongoing process for identifying, evaluating and managing significant risks. This process was formalised in the fourth quarter of 2004. The Board receives periodic reports from the Chief Risk Officer on the risk management programme. The Board engages in the risk management programme through the Audit Committee's discussions with management regarding key risks.

The Chief Executives of each of the Company's underwriting platforms are responsible for directing the risk management programme within their operations. The identification and assessment of these significant risks, together with relevant control and monitoring procedures, are reviewed for completeness and accuracy by the Chief Risk Officer and the Group Executive Committee. In addition, the Chief Risk Officer and the Group Executive Committee monitor the Company's significant risks on an ongoing basis. Action is taken where the need for further risk mitigation is identified.

Going concern

The Board is satisfied that the Company has adequate resources to continue in operation for the foreseeable future. The Company's financial statements therefore continue to be prepared on a going concern basis.

Report from the Nomination Committee

Membership

The Nomination Committee is chaired by Sir Graham Hearne, Non-Executive Chairman. Other members of the committee are Michael Crall, Mark Gormley, Richard Haverland, Michael Hepher and William Spiegel.

The membership of the Nomination Committee was changed on 2 March 2004. Mark Hoplamazian, Jeff Hughes and Eric Rahe resigned from the committee; all three subsequently resigned as Directors of the Company. Stephen Catlin also resigned from the committee, and Messrs Crall, Haverland and Hepher were appointed to the committee.

Terms of reference

The committee's terms of reference, which are available from the Company Secretary, include reviewing the Board's structure, size, composition and mix of skills and experience. The committee makes recommendations to the Board regarding executive and non-executive appointments and resignations. The committee is also charged with evaluating the performance of individual Directors on an annual basis.

Activities

The primary work of the Nomination Committee during 2004 related to the re-structuring of the Board and its committees in anticipation of the IPO. That work was done within meetings of the full Board rather than separate meetings of the committee; hence the committee did not meet separately during 2004. No new appointments and no re-elections to the Board have been made since 1 April 2004, although a search is currently under way for a Senior Independent Director. Early in 2005 the chairman of the committee reviewed the performance of all Non-Executive Directors over the previous year. Following that review, the committee recommended that Alan Bossin and Michael Eisenson be put forward for re-election at the Annual General Meeting.

Report from the Audit Committee

Membership

The Audit Committee is chaired by Michael Hepher, an Independent Director. The committee also includes Michael Crall, Mark Gormley, Richard Haverland and John Marion. The Chief Executive Officer, the Chief Financial Officer and other members of the Company's management attend meetings by invitation of the committee.

The Board is satisfied that from the date of the IPO up to the time of this report, at least one committee member has had recent and relevant financial experience.

The membership of the Audit Committee changed on 2 March 2004. Mark Hoplamazian resigned from the committee; he subsequently resigned as a Director of the Company. Nicholas Paumgarten, William Spiegel and Stephen Catlin also resigned from the committee, and John Marion was appointed.

Terms of reference

The committee's terms of reference, which are available from the Company Secretary, require it to satisfy itself that the Company's annual and interim accounts and other financial statements follow generally accepted accounting principles and present fairly the financial position of the Company.

The committee is also required to:

- recommend to the Board the appointment, removal and remuneration of independent external auditors;
- monitor and assess the effectiveness of the Company's systems of internal controls and risk management;
- discuss major risk exposures with management, including risk assessment and risk management policies; and
- monitor and review the effectiveness of the Company's internal audit function.

The committee is responsible for approving all appointments of the external auditors (or its associated entities) to provide non-audit services. Such appointments are only approved in circumstances under which the committee is satisfied that the independence and objectivity of the auditors are not impaired by the nature or size of the non-audit work. The overall level of non-audit fees in 2004 was impacted significantly by work undertaken by the auditors in connection with the Company's IPO. The total paid to the external auditors in 2004 for audit services amounted to $1,695,169 (2003: $1,133,876); the total paid in 2004 for non-audit services (largely reflecting work on the IPO) amounted to $2,939,635 (2003: $18,696).

Meetings

The committee met four times during 2004. Mr Paumgarten missed one meeting by prior arrangement with the chairman; there has been full attendance at all meetings since the IPO.

Activities

Financial reporting

- The committee reviewed the 2003 year-end and 2004 interim financial results.
- It considered updates on accounting policy matters.
- It met with external and company actuaries to discuss technical loss reserves and areas of greatest reserving uncertainty.

External audit

- The committee met with the external auditors regarding their half-year review and the plan for the year-end audit. Following the full meeting reports, the committee met privately with the external auditors without management present.
- The plan for the annual external audit work was approved, along with related fees.
- The committee reviewed and approved all significant non-audit work performed by the external auditors.
- The committee discussed the effectiveness, performance and independence of the external auditors.

Internal audit and risk

- The committee received regular reports on the findings from the programme of internal audits. Following the full meeting reports, the committee met privately with the internal auditors without management present.
- The 2004-5 audit programme was reviewed and agreed.
- Key risks were identified and discussed with management.
- The committee directed the assessment of effectiveness of internal controls and risk management systems.

Other

- Activity related to the IPO was monitored throughout the process.
- The committee began a self-assessment discussion at its December 2004 meeting and completed the exercise early in 2005.
- The committee confirmed the Company's whistle blower policy at its January 2005 meeting.

By Order of the Board

Daniel Primer
Company Secretary
10 March 2005

Directors' Remuneration Report

This report to shareholders provides information on the Company's remuneration policy and the remuneration of its Directors for the year ended 31 December 2004. It has been prepared in accordance with the Directors' Remuneration Report Regulations 2002 and the Listing Rules of the UK Listing Authority. The sections of this report entitled 'Directors' Emoluments' and 'Options Over Shares' have been audited by PricewaterhouseCoopers. The remainder of the report is unaudited.

Compensation Committee

The committee

The Compensation Committee is chaired by Michael Crall, an Independent Director, and also includes Richard Haverland, Michael Hepher, John Marion and Nicholas Paumgarten. As described in the Corporate Governance Report (and as fully disclosed in the Listing Particulars at the time of the Company's IPO), the presence of the Non-Executive Directors on the committee reflects the Board's structure; the Company's Bye-laws provide for certain shareholders to have the right to appoint Non-Executive Directors to the Board. Mr Marion and Mr Paumgarten have been appointed to the Board pursuant to these provisions. The Board does not believe, however, that their alignment with particular shareholders interferes with their ability to serve on the committee with independence of character and judgment, and both are considered to be fully independent of management.

During 2004 but prior to the IPO, Stephen Catlin, Mark Gormley, Mark Hoplamazian and William Spiegel served on the committee. All four resigned on 2 March 2004, and on the same date Richard Haverland, Michael Hepher and John Marion were appointed to the committee.

The committee met four times during 2004. Mr Hepher and Mr Paumgarten each missed one meeting by pre-arrangement with the committee chairman.

Terms of reference

The role and responsibilities of the Compensation Committee include assisting the Board in setting policy for the remuneration of the Chairman, the Executive Directors, other senior executives and all Group employees. Within that policy, the committee establishes remuneration packages for the Chairman, the Executive Directors and other senior executives. It is also responsible for agreeing bonus schemes, establishing performance targets and individual awards under share incentive plans and recommending to the Board any major changes to employee benefit structures throughout the Group.

The committee's terms of reference comply with the requirements of the Combined Code, and are available from the Company Secretary.

Use of advisors

Deloitte & Touche LLP ('Deloitte') advised the committee generally and reviewed the remuneration arrangements for the Company's senior management, including the Directors. The aim of the review was to ensure that remuneration arrangements are competitive and consistent with the Company's compensation policy. Deloitte also advised the committee on the Company's bonus plan and Performance Share Plan.

Deloitte does not have any other connection to the Company nor has it provided the Company with any other services during 2004, except as a provider of audit and tax filing services to the Company's subsidiaries in the United States. The committee considers that the existence of that relationship does not undermine the objectivity of Deloitte's advice.

The committee also receives information and assistance from various members of management, including the Chief Executive, Group Head of Human Resources and Group General Counsel. However, they are specifically excluded from any discussions regarding their own remuneration. The Company Secretary acts as secretary to the committee.

Policy on remuneration of Executive Directors and senior executives

The Company's policy is to offer remuneration packages that attract, retain and motivate staff of suitable calibre and experience. Remuneration, particularly with respect to Executive Directors and other senior executives, is designed to create incentives to meet the financial and strategic objectives set by the Board for the Company, primarily through variable bonus and share plan components. This policy is intended to align executive rewards with creation of shareholder value.

Basic salary
Basic salaries and related benefits are determined with regard to value added by the recipient and are intended to be competitive with those offered by similar organisations in the UK and other jurisdictions where the Company operates. In broad terms, salary increases will tend to track inflation with adjustments to reflect individual performance and such other considerations deemed relevant by the committee, with reference to the objectives established and performance reviews conducted annually for all staff. The Company undertakes periodic benchmarking on both formal and informal bases to ensure that salaries remain competitive. The committee uses pay comparisons with caution to avoid increases not justified by improvements in performance. The committee also considers relative compensation levels throughout the Company. Salaries were reviewed at 1 January 2004 and 1 January 2005, and they will continue to be reviewed annually.

Bonus arrangements
Executive Directors participate along with other senior staff in a non-pensionable bonus plan. The amount available to the scheme in respect of 2004 is equal to 5 per cent of profit before tax (subject to certain adjustments at the committee's discretion), and individual payments will, subject to continuing employment with the Company, be made in three equal annual installments in 2005, 2006 and 2007. Payments to Executive Directors are determined at the committee's discretion.

A revised bonus plan has been adopted for 2005. The percentage of the Company's profits allocated to the bonus pool will depend upon achievement of targeted rates of return on equity. Subject to committee discretion, no bonus pool will be created if return on equity is less than 10 per cent. If return on equity is 10 per cent, the bonus pool will be equal to 3 per cent of profit before tax, rising on a straight line basis to a maximum of 7 per cent if return on equity is 20 per cent or greater. Allocations will depend on performance against individual objectives during 2005. The bonus will again be paid in three annual installments, and one-third of it will be paid in Company shares rather than cash.

Share plans
The Company endeavours to create further alignment of interest between Executive Directors, senior staff and shareholders by promoting share ownership. To that end, up to and during 2004 the Company made awards under a Long Term Incentive Plan ('LTIP'). No further awards are expected to be made under the LTIP. For 2005 and subsequent years, as detailed in the Listing Particulars issued in connection with the IPO, the Company has adopted a Performance Share Plan ('PSP'). The first awards under the PSP have been made during 2005 and will be reported in detail in the 2005 accounts. The Company has also adopted a Share Option Plan, but no awards are currently outstanding or anticipated.

LTIP
The LTIP was adopted in 2002 in a form agreed between the Company and its private equity investors. It consists of two types of options, A-Options and B-Options. No options have been issued under the LTIP since the IPO.

Exercise and lapse
A-Options vest and become exercisable in equal annual tranches over a period of four years following the date of grant. They lapse on the tenth anniversary of the date of grant. A-Options granted prior to 2004 have an exercise price of US$5 per share, whereas those granted during 2004 have an exercise price of £3.50 per share.

One half of the B-Options granted prior to 2004 vested and became exercisable upon the IPO, and the other half vest on 4 July 2007. B-Options granted during 2004 vest on 4 July 2007. Any of these options not exercised by 1 January 2008 will lapse. B-Options are divided into three equal tranches with exercise prices per share of US$10, US$12.50 and US$15.

Vesting of all options is subject to continuing employment with the Company.

Award to Director during 2004
One award of options under the LTIP was made to an Executive Director, Christopher Stooke, during 2004 (prior to the IPO). He received 64,206 A-Options with an exercise price of £3.50, vesting in equal installments on 4 July 2004, 2005, 2006 and 2007. He also received 96,310 B-Options vesting on 4 July 2007, one-third each with exercise prices of $10, $12.50 and $15.

Performance Share Plan
The PSP was adopted by the Board prior to the IPO and is designed to reward executives for delivering growth in shareholder value. No awards were made during 2004. Awards have been made during 2005 and will be reported in the 2005 Report and Accounts.

In summary, the PSP permits the grant of awards in the form of options to acquire common shares at a nil exercise price (or rights to receive common shares for no consideration, depending upon where the employee is resident), subject to achievement of performance conditions that are calibrated to shareholder returns. PSP awards made during 2005 will vest only to the extent that cumulative growth of net asset value plus cumulative dividends per share during the

Relevant Period exceeds US dollar Libor plus 5 per cent. At that level, 30 per cent of the award will vest, increasing on a straight-line basis to 100 per cent vesting at US dollar Libor plus 10 per cent. For awards made during 2005, the Relevant Period is 2005 to 2007 (inclusive) as to half of the award, and 2005 to 2008 for the balance. Provided that the performance conditions are met, individual awards normally only vest if the participant is still employed by the Group upon expiry of the Relevant Period.

Total awards under the PSP are limited such that no award may be granted if the total number of shares issuable under the PSP and other share plans established by the Company during the period of ten years prior to such grant (but excluding any awards granted pursuant to the LTIP or otherwise prior to IPO) would exceed 5 per cent of the issued ordinary share capital of the Company on the date of grant. Individual annual awards will not ordinarily exceed twice the participant's basic salary.

Other benefits
Executive Directors are also eligible to participate in non-contributory money purchase pension plans. Permanent health insurance, private medical insurance, personal accident/travel insurance and life insurance are purchased for their benefit.

Service contracts
The Executive Directors, Stephen Catlin and Christopher Stooke, serve pursuant to contracts dated 8 December 1995 and 30 October 2002, respectively. Both contracts require 12 months' notice of termination, and neither provides for additional compensation to be paid in the event of termination.

External appointments
At the discretion of the Board, an Executive Director is permitted to accept directorships or similar positions in non-competing ventures to the extent that they do not interfere or conflict with the Director's obligations to the Company. In normal circumstances, the Director is permitted to retain remuneration received in that capacity.

During 2004, Mr Catlin served as a member of the Council of Lloyd's and the Lloyd's Franchise Board and was paid £55,000 (US$93,750), which he retained.

Non-Executive Directors

Non-Executive Directors serve pursuant to letters of appointment, details of which are as follows:

Director	Date of current appointment letter	Unexpired term
Alan Bossin	29 March 2004	2 months
Michael Crall	20 September 2004	14 to 26 months
Michael Eisenson	16 June 2004	2 months
Mark Gormley	21 September 2004	*
Richard Haverland	20 September 2004	14 to 26 months
Sir Graham Hearne	21 September 2004	14 to 26 months
Michael Hepher	20 September 2004	14 to 26 months
John Marion	16 June 2004	26 months
Nicholas Paumgarten	16 June 2004	*
William Spiegel	16 June 2004	*

* Until the later of the 2007 Annual General Meeting or the Annual General Meeting following the date upon which the appointing shareholder's holding falls below 10 per cent.

All Non-Executive Directors' appointments are subject to 90 days' notice of termination. Sir Graham Hearne and Messrs Crall, Haverland and Hepher are entitled to nine months' compensation if their appointments are terminated by the Company without cause, with a maximum liability to the Company of £93,750, £33,750, £33,750 and £37,500, respectively.

The Board determines the fees paid to Non-Executive Directors by reference to market norms and the time and commitment required. Non-Executive Directors do not participate in pension, bonus or share plans.

The appointment letters and service agreements are available for inspection at the Company's UK Paying Agent during normal business hours.

Directors' emoluments

The aggregate emoluments paid to or receivable by Directors of the Company for services to the Company and its subsidiary undertakings, together with comparatives for the previous year, are as follows:

US$	Salary, fees and benefits	Bonus	Total 2004	Total 2003
Alan Bossin[1]	$53,630	–	$53,630	–
Stephen Catlin	839,657	788,338	1,627,995	754,725
Michael Crall	80,119	–	80,119	17,710
Michael Eisenson[2]	48,191	–	48,191	0
Mark Gormley[2]	48,191	–	48,191	0
Richard Haverland	80,119	–	80,119	17,710
Sir Graham Hearne	216,635	91,500	308,135	150,071
Michael Hepher	89,675	–	89,675	19,238
Mark Hoplamazian[3]	0	–	0	0
Jeffrey Hughes[3]	0	–	0	0
David Jaffe[3]	0	–	0	0
John Marion[1]	48,191	–	48,191	–
Nicholas Paumgarten	48,191	–	48,191	0
Eric Rahe[3]	0	–	0	0
William Spiegel	48,191	–	48,191	0
Christopher Stooke	612,382	327,160	939,542	533,179

1 Appointed 2 March 2004
2 Fees payable in respect of Michael Eisenson are payable to Charlesbank Capital Partners LLP; fees payable in respect of Mark Gormley are payable to Capital Z
3 Resigned 2 March 2004

Executive Directors' benefits

The Company pays a contribution to Mr Catlin's personal pension plan that is equal to 15 per cent of base salary; the total amount paid in 2004 was US$125,309 (2003: US$102,090). Mr Stooke participates in the Company's defined contribution pension plan and is entitled to a contribution paid by the Company equal to 15 per cent of base salary; the total amount paid in 2004 was US$90,585 (2003: US$59,444).

The salaries, fees and benefits for Messrs Catlin and Stooke as set out in the table above include benefits of US$4,262 and US$8,482, respectively, in 2004.

Options over shares

The closing price for the Company's shares on 31 December 2004 was 327.75 pence, and the range during the year (from date of admission to the Official List of the London Stock Exchange) was 383 pence to 327.75 pence.

The closing price for the Company's shares on 10 March 2005 was 353 pence.

The table below shows options granted pursuant to the LTIP and outstanding at year end. It does not include awards made under the PSP during 2005.

	At 31 December 2003* A-Options	At 31 December 2003* B-Options	At 31 December 2004* A-Options	At 31 December 2004* B-Options
Stephen Catlin	2,568,258	3,852,387	2,568,258	3,852,387
Michael Crall	6,420	9,631	0	0
Richard Haverland	6,420	9,631	0	0
Sir Graham Hearne	18,298	36,597	0	0
Michael Hepher	6,420	9,631	0	0
Christopher Stooke	128,413	192,619	192,619	288,929

* Options outstanding at 31 December 2004 are shown on an 'as if' consolidated basis

No Directors exercised options during 2004. However, immediately prior to the IPO, Sir Graham Hearne and Messrs Crall, Haverland and Hepher surrendered their options and in exchange were granted shares. Sir Graham received 16,469 shares, and each of the others received 4,815 shares.

Performance graph

The graph below shows the total shareholder return for the Company's common shares since they began trading on 1 April 2004 compared with that of the FTSE 350, which the Board considers to be an appropriate comparator group. Total shareholder return comprises changes in share price plus dividends paid.


120
110
100
90
80
FTSE 350
Catlin
01.04.04
01.05.04
01.06.04
01.07.04
01.08.04
01.09.04
01.10.04
01.11.04
01.12.04
31.12.04

The remuneration report was approved by the Board of Directors on 10 March 2005 and was signed on its behalf by:

Daniel Primer
Company Secretary

Report of the Independent Auditors

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of changes in stockholders' equity and accumulated other comprehensive income, consolidated statements of cash flows, and notes to the consolidated financial statements present fairly, in all material respects, the financial position of Catlin Group Limited at 31 December 2004 and 31 December 2003, and the results of its operations and its cash flows for the two years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Bermuda
10 March 2005

Consolidated Balance Sheets

As at 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

	2004	2003
Assets		
Investments		
Fixed maturities, available-for-sale (amortised cost 2004: $1,441,014; 2003: $750,051)	$1,452,198	$755,905
Short-term investments	173,037	153,101
Cash and cash equivalents	354,608	325,667
Investment in associate	2,869	2,542
Total investments	1,982,712	1,237,215
Accrued investment income	15,925	9,281
Premiums and other receivables	629,544	472,706
Reinsurance recoverable (net of allowance of 2004: $18,864; 2003: $14,157)	390,945	287,165
Deposit with reinsurer	57,830	94,470
Reinsurers' share of unearned premiums	51,748	38,287
Deferred acquisition costs	142,511	130,185
Intangible assets and goodwill (accumulated amortisation 2004: $29,163; 2003: $23,257)	71,238	70,531
Deferred taxes	–	7,082
Other assets	30,673	45,542
Total assets	$3,373,126	$2,392,464
Liabilities and stockholders' equity		
Liabilities:		
Unpaid losses and loss expenses	1,472,819	962,535
Unearned premiums	722,891	612,325
Deferred gain	19,548	29,089
Reinsurance payable	59,137	43,520
Notes payable	50,187	50,107
Accounts payable and other liabilities	70,138	56,251
Deferred taxes	7,219	–
Total liabilities	$2,401,939	$1,753,827

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets (continued)

As at 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

	2004	2003
Stockholders' equity:		
Preference shares		
Class A cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 110,000,000; issued and outstanding 15,000,000)	$–	$2
Class B-1 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised 470,000,000; issued and outstanding 457,000,000)	–	46
Class B-2 cumulative convertible preference shares, par value $0.0001 (2004: nil; 2003: Authorised, issued and outstanding 25,000,000)	–	2
Common shares		
Ordinary common shares, par value $0.0001 (2004: nil; 2003: issued and outstanding 75,109,082)	–	8
Ordinary common shares, par value $0.01 Authorised 250,000,000; 2004: issued and outstanding 154,097,989; 2003: nil)	1,541	–
Additional paid-in capital	716,649	533,276
Accumulated other comprehensive income/(loss)	4,156	(1,406)
Retained earnings	248,841	106,709
Total stockholders' equity	971,187	638,637
Total liabilities and stockholders' equity	$3,373,126	$2,392,464

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors on 10 March 2005

Stephen Catlin
Director

Christopher Stooke
Director

Consolidated Statements of Operations
For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

	2004	2003
Revenues		
Gross premiums written	$1,433,836	$1,198,214
Reinsurance premiums ceded	(187,331)	(113,080)
Net premiums written	1,246,505	1,085,134
Change in unearned premiums	(85,395)	(240,187)
Net premiums earned	1,161,110	844,947
Net investment income	46,974	23,796
Net realised gains on investments	3,358	1,151
Net realised gains on foreign currency exchange	8,865	10,024
Other income	759	52
Total revenues	1,221,066	879,970
Expenses		
Losses and loss expenses	660,437	424,625
Policy acquisition costs	302,791	250,111
Administrative expenses	57,294	43,674
Other expenses	26,602	15,210
Total expenses	1,047,124	733,620
Income before income tax expense	173,942	146,350
Income tax expense	(19,886)	(19,337)
Net income	$154,056	$127,013
Earnings per common share		
Basic	$1.31	$6.54
Diluted	$1.00	$0.92

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity and Accumulated Other Comprehensive Income

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

	Common stock	Preference shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance 1 January 2003	$7	$55	$530,304	$(20,304)	$(1,075)	$508,987
Comprehensive income:						
Net income	–	–	–	127,013	–	127,013
Other comprehensive loss	–	–	–	–	(331)	(331)
Total comprehensive income	–	–	–	127,013	(331)	126,682
Stock option scheme expense	–	–	1,859	–	–	1,859
Stock options exercised	1	–	1,108	–	–	1,109
Change in shareholdings	–	(5)	5	–	–	–
Balance 31 December 2003	$8	$50	$533,276	$106,709	$(1,406)	$638,637
Comprehensive income:						
Net income	–	–	–	154,056	–	154,056
Other comprehensive income	–	–	–	–	5,562	5,562
Total comprehensive income	–	–	–	154,056	5,562	159,618
Payment of PIK dividend	4	–	(4)	–	–	–
Redesignation of preference shares	50	(50)	–	–	–	–
19-1 bonus issue	1,167	–	(1,167)	–	–	–
Global Offer	312	–	182,315	–	–	182,627
Stock option scheme expense	–	–	2,099	–	–	2,099
Stock options exercised	–	–	130	–	–	130
Dividends paid	–	–	–	(11,924)	–	(11,924)
Balance 31 December 2004	$1,541	$–	$716,649	$248,841	$4,156	$971,187

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	2004 $000	2003 $000
Cash flows provided by operating activities		
Net income	$154,056	$127,013
Adjustments to reconcile net income to net cash provided by operations:		
Amortisation and depreciation	10,742	7,297
Amortisation of discounts of fixed maturities	(2,317)	(2,324)
Net realised gains on investments	(3,358)	(1,151)
Unpaid losses and loss expenses	423,817	175,637
Unearned premiums	67,485	181,247
Premiums and other receivables	(187,251)	(112,787)
Deferred acquisition costs	(3,518)	(54,362)
Reinsurance payable	42,358	(21,081)
Reinsurance recoverable	(63,542)	19,999
Reinsurers' share of unearned premiums	2,211	25,251
Deposit with reinsurer	36,640	24,681
Deferred gain	(3,893)	(8,506)
Accounts payable and other liabilities	7,869	1,048
Deferred tax	3,035	22,973
Other	66,396	(45,918)
Net cash flows provided by operating activities	550,730	339,017
Cash flows used in investing activities		
Purchases of fixed maturities	(1,370,658)	(2,870,999)
Purchases of short term investments	(738,956)	(152,715)
Proceeds from sales of fixed maturities	672,950	2,220,879
Proceeds from maturities of fixed maturities	11,670	75,466
Proceeds from sales of short term investments	727,563	74,561
Purchase of intangible assets	(161)	(546)
Purchases of property and equipment	(12,233)	(10,810)
Proceeds from sales of property and equipment	85	185
Net cash flows used in investing activities	(709,740)	(663,979)
Cash flows provided by financing activities		
Proceeds from issue of common shares	183,127	–
Dividends paid on common shares	(12,085)	–
Proceeds from notes payable	200,000	100,000
Repayment of notes payable	(200,000)	(50,000)
Repayment of long term debt	–	(30)
Proceeds from exercise of stock options	130	1,079
Net cash flows provided by financing activities	171,172	51,049
Net increase/(decrease) in cash and cash equivalents	12,162	(273,913)
Cash and cash equivalents – beginning of year	325,667	523,536
Effect of exchange rate changes	16,779	76,044
Cash and cash equivalents – end of year	$354,608	$325,667
Supplemental cash flow information		
Taxes paid	$306	$676
Interest paid	$1,176	$592
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	$349,815	$242,542
Cash equivalents	$4,793	$83,125

The accompanying notes are an integral part of the consolidated financial statements.

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

1 Nature of operations

Catlin Group Limited ('Catlin' or the 'Company') is a holding company incorporated on 25 June 1999 under the laws of Bermuda. Through intermediate holding companies in the United Kingdom ('UK'), the Company is the sole shareholder of Catlin Underwriting Agencies Limited ('CUAL'), a Lloyd's managing agent, and Catlin Syndicate Limited ('CSL'), the sole member of Lloyd's Syndicate 2003 and Syndicate 2600. As well as Syndicates 2003 and 2600, CUAL also manages Syndicate 1003, the capital of which is provided by third parties for 2002 and prior years. With effect from the 2003 underwriting year, CSL is the sole capital provider to all CUAL managed syndicates.

The Company is also the sole shareholder of companies in Singapore, Malaysia, Germany, Australia, the United States of America and the United Kingdom. These companies all act as underwriting agents for the CUAL managed syndicates.

In December 2000, the Company established Catlin Insurance Company Ltd. ('CICL') as a Bermuda licensed insurer. CICL remained dormant until July 2002 when, in conjunction with the private equity capital raising exercise discussed below, CICL was capitalised, activated and licensed as a Class 4 insurer under the laws and regulations of Bermuda. On 3 December 2003, CICL received authorisation from the Financial Services Authority to commence underwriting in the UK through its UK Branch operations.

Through its subsidiaries, the Company writes a broad range of products, including property, casualty, energy, marine and aerospace insurance products and property, catastrophe and per-risk excess, non-proportional treaty, aviation, marine, casualty and motor reinsurance business. Business is written from many countries, although business from the United States predominates. The Company and its subsidiaries are together referred to as the 'Group'.

On 13 November 2002, the Company completed the raising of $462,411 net of expenses of new equity and capital in the form of convertible preferred stock and common stock warrants from a consortium of private equity investors. On 6 April 2004, the Company completed its initial public offering ('IPO') and was admitted to the official list of the London Stock Exchange. The Group raised $182,627 net of expenses through the issuance of new common shares.

2 Significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ('US GAAP'). The preparation of financial statements in conformity with US GAAP requires management to make estimates when recording transactions resulting from business operations based on information currently available. The most significant items on the Group's balance sheet that involve accounting estimates and actuarial determinations are goodwill, reinsurance recoverables, valuation of investments, deferred acquisition costs, and reserves for loss and loss expenses. The accounting estimates and actuarial determinations are sensitive to market conditions, investment yields, commissions and other acquisition expenses. As additional information becomes available, or actual amounts are determinable, the recorded estimates will be revised and reflected in operating results. Although some variability is inherent in these estimates and actual results may differ from the estimates used in preparing the consolidated financial statements, the Group believes the amounts provided are reasonable.

The Group makes adjustments to convert the Lloyd's operations of Syndicates 2003 and 2600, which follow Lloyd's accounting principles, to US GAAP. Lloyd's syndicates determine underwriting results by year of account over a three year period. The Group records adjustments to recognise the ultimate underwriting results, including the expected ultimate written and earned premiums and losses incurred.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.

Reporting currency

The financial information is reported in United States dollars ('US dollars' or '$').

Investments

The Group's investments are considered to be available-for-sale and are carried at fair value. The fair value is based on the quoted market price of these securities provided by either independent pricing services, or, when such prices are not available, by reference to broker or underwriter bid indications.

Net unrealised gains or losses on investments, net of deferred income taxes, are included in accumulated other comprehensive income in stockholders' equity.

Premiums and discounts are amortised or accreted over the lives of the related fixed maturities as an adjustment to yield using the effective-interest method and are recorded in current period income. Interest income is recognised when earned. Realised gains or losses are

2 Significant accounting policies (continued)
included in earnings and are derived using the specific-identification method.

Net investment income includes interest income together with amortisation of market premiums and discounts and is net of investment management and custody fees. For mortgage-backed securities and any other holdings for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognised prospectively.

Other than temporary impairments
The Group regularly monitors its investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued, and that any impairments are charged against earnings in the proper period. The Group's methodology to identify potential impairments requires professional judgment. Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. The Group's decision to make an impairment provision is based on an objective review of the issuer's current financial position and future prospects, its financial strength rating and an assessment of the probability that the current market value will recover to former levels. In assessing the recovery of market value for debt securities, the Group also takes into account the timing of such recovery by considering whether it has the ability and intent to hold the investment to the earlier of (a) settlement or (b) market price recovery. Any security whose price decrease is deemed other than temporary is written down to its then current market level and the cumulative net loss previously recognised in equity is removed from equity and charged to earnings. Inherently, there are risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a continued weak economy, a more pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional writedowns in future periods for impairments that are deemed to be other than temporary. Additionally, unforeseen catastrophic events may require us to sell investments prior to the forecast market price recovery.

Short term investments
Short term investments are carried at fair value and are composed of securities due to mature between 90 days and one year of date of purchase.

Investment in associate
Investment in associate is composed of an investment in a limited liability corporation. This investment is accounted for using the equity method.

Cash and cash equivalents
Cash equivalents are carried at cost, which approximates fair value, and include all investments with original maturities of 90 days or less.

Premiums
Premiums written are generally recognised in accordance with the terms of the underlying policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired risk portion of the policies in force.

Reinsurance premiums assumed are recorded at the inception of the policy and are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

For multi-year policies written which are payable in annual installments, due to the ability of the insured or reinsured to commute or cancel coverage within the term of the policy, only the annual premium is included as written premium at policy inception. Annual installments are included as written premium at each successive anniversary date within the multi-year term.

Reinstatement premiums are recognised as they fall due and are earned in line with the remaining period of coverage of the original policy.

Deferred acquisition costs
Certain policy acquisition costs, consisting primarily of commissions and premium taxes, that vary with and are primarily related to the production of premium, are deferred and amortised over the period in which the related premiums are earned.

A premium deficiency is recognised immediately by a charge to the Statement of Operations as a reduction of deferred acquisition costs ('DAC') to the extent that future policy premiums, including anticipation of interest income, are not adequate to recover all DAC and related losses and loss expenses. If the premium deficiency is greater than unamortised DAC, a liability will be accrued for the excess deficiency.

2 **Significant accounting policies** (continued)

Unpaid losses and loss expenses

A liability is established for unpaid losses and loss expenses when insured events occur. The liability is based on the expected ultimate cost of settling the claims. The unpaid losses and loss expenses reserve includes: (1) case reserves for known but unpaid claims as of the balance sheet date; (2) incurred but not reported ('IBNR') reserves for claims where the insured event has occurred but has not been reported to the Group as of the balance sheet date; and (3) loss adjustment expense reserves for the expected handling costs of settling the claims.

Unpaid losses and loss expenses reserves are established based on amounts reported from insureds or ceding companies and according to generally accepted actuarial principles. Reserves are based on a number of factors, including experience derived from historical claim payments and actuarial assumptions to arrive at loss development factors. Such assumptions and other factors include trends, the incidence of incurred claims, the extent to which all claims have been reported, and internal claims processing charges. The process used in establishing reserves cannot be exact, particularly for liability coverages, since actual claim costs are dependent upon such complex factors as inflation, changes in doctrines of legal liability and damage awards. The methods of making such estimates and establishing the related liabilities are periodically reviewed and updated.

Deferred gain

The Group may enter into retroactive reinsurance contracts, which are contracts where an assuming company agrees to reimburse a ceding company for liabilities incurred as a result of past insurable events. Any initial gain and any benefit due from a reinsurer as a result of subsequent covered adverse development is deferred and amortised into income over the settlement period of the recoveries under the relevant contract.

Contract deposits

Contracts written by the Group which are not deemed to transfer significant underwriting and/or timing risk are accounted for as contract deposits and are included in premiums and other receivables. Liabilities are initially recorded at an amount equal to the assets received and are included in accounts payable and other liabilities.

The Group uses the risk-free rate of return of equivalent duration to the liabilities in determining risk transfer and records the transactions using the interest method. The Group periodically reassesses the estimated ultimate liability. Any changes to this liability are reflected as an adjustment to interest expense to reflect the cumulative effect of the period the contract has been in force, and by an adjustment to the future internal rate of return of the liability over the remaining estimated contract term.

Goodwill and intangible assets

Goodwill represents the excess of acquisition costs over the net fair values of identifiable assets acquired and liabilities assumed in a business combination. Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ('FAS 142'), goodwill is deemed to have an indefinite life and should not be amortised, but rather tested at least annually for impairment.

The goodwill impairment test has two steps. The first step identifies potential impairments by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not required. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a writedown is recorded. The measurement of fair value of the reporting unit was determined based on an evaluation of ranges of future discounted earnings. Certain key assumptions considered include forecasted trends in revenues, operating expenses and effective tax rates.

Intangible assets are valued at their fair value at the time of acquisition. The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines authorisations, are considered to have a finite life and are amortised over their estimated useful life of 15 years. The Group evaluates the recoverability of its intangible assets whenever changes in circumstances indicate that an intangible asset may not be recoverable. If it is determined that an impairment exists, the excess of the unamortised balance over the fair value of the intangible asset is charged to earnings.

Other assets

Other assets are principally composed of prepaid items and property and equipment.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of four to ten years for fixtures and fittings, four years for automobiles and two years for computer equipment. Leasehold improvements are amortised over the life of the lease or the life of the improvement, whichever is shorter. Computer software development costs are capitalised when incurred and depreciated over their estimated useful lives of five years.

2 **Significant accounting policies** (continued)

Reinsurance

In the ordinary course of business, the Company's insurance subsidiaries cede reinsurance to other insurance companies. These arrangements allow for greater diversification of business and minimise the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Group of its obligation to its insureds. Reinsurance premiums ceded are recognised and commissions thereon are earned over the period that the reinsurance coverage is provided.

Reinsurance recoverable includes the balances due from reinsurance companies for paid and unpaid losses and loss expenses that will be recovered from reinsurers, based on contracts in force. A reserve for uncollectible reinsurance has been determined based upon a review of the financial condition of the reinsurers and an assessment of other available information.

Reinsurers' share of unearned premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force.

Reinstatement premiums are recorded as they fall due and are earned in line with the remaining period of coverage of the original policy.

Return premiums due from reinsurers are included in premiums and other receivables.

Comprehensive income/(loss)

Comprehensive income/(loss) represents all changes in equity of an enterprise that result from recognised transactions and other economic events during the period. Other comprehensive income/(loss) refers to revenues, expenses, gains and losses that are included in comprehensive income/(loss) but excluded from net income/(loss), such as unrealised gains or losses on available for sale investments and foreign currency translation adjustments.

Foreign currency translation and transactions

The Group has more than one functional currency, generally the currency of the local operating environments, consistent with its operating environment and underlying cash flows. Foreign currency assets and liabilities are translated into US dollars using period end rates of exchange and the related translation adjustments are recorded as a separate component of accumulated other comprehensive income/(loss). Statement of Operations amounts expressed in foreign currencies are translated using average exchange rates for the period.

Gains and losses resulting from foreign currency transactions and translations of year-end balances not expressed in functional currencies, are recorded in current income.

Income taxes

Income taxes have been provided for on those operations that are subject to income taxes. Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Group's assets and liabilities. Such temporary differences are primarily due to the tax basis discount on unpaid losses, adjustment for unearned premiums, the accounting treatment of reinsurance contracts, and tax benefits of net operating loss carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not that all or some portion of the benefits related to deferred tax assets will not be realised.

Preference shares

Convertible preference shares are recorded at fair value at the time of issuance. At the time of issuance, the fair value in excess of the shares' par value is credited to additional paid-in capital. Dividends are recognised when declared by the Company.

Stock compensation

The Group accounts for stock-based compensation arrangements under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ('FAS 123'). The fair value of options is calculated at the date of grant based on the Black-Scholes Option Pricing Model. The corresponding compensation charge is recognised on a straight-line basis over the option-vesting period.

Warrants

For convertible preference shares issued with detachable stock purchase warrants, the portion of the proceeds that is allocable to the warrants, is accounted for as additional paid-in capital. This allocation is based on the relative fair values of the two securities at the time of issuance. Warrant contracts are classified as equity so long as they meet all the conditions of equity outlined in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock. Subsequent changes in fair value are not recognised in the Statement of Operations as long as the warrant contracts continue to be classified as equity.

Other income

Other income consists of managing agency fees and profit commission in respect of the Group's management of Syndicate 1003. Managing agency fees are credited in the year to which they relate. Profit commissions are earned as the related underwriting profits are recognised on an annual basis.

2 Significant accounting policies (continued)

Pensions

The Group operates defined contribution pension schemes for eligible employees, the costs of which are expensed as incurred.

Risks and uncertainties

In addition to the risks and uncertainties associated with unpaid losses and loss expenses described above and in Notes 6 and 7, cash balances, investment securities and reinsurance recoveries are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the financial statements. The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.

New accounting pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation 46 ('FIN 46'), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements ('ARB 51'). FIN 46 was subsequently reissued as FIN 46-R in December 2003, with FIN 46-R providing additional interpretation of standards on consolidation. FIN 46-R clarifies the consolidation accounting guidance in ARB 51 as it applies to certain entities in which equity investors who do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities ('VIEs'). FIN 46-R requires that the primary beneficiary of a VIE consolidates the VIE. FIN 46-R also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is used or anticipated. The requirements of FIN 46-R have various implementation dates during financial years 2003 and 2004. The adoption of certain FIN 46-R requirements during 2003 and 2004 did not have an impact on the Group's financial position or results of operations.

3 Segmental information

The Group organises its business through four segments, with related supporting service and holding companies, as follows: Lloyd's Direct and Lloyd's Reinsurance; Corporate Direct and Corporate Reinsurance. This segmentation follows management's internal reporting structure.
For the year ended 31 December 2003, these segments correspond to the location of where the business was written, with Lloyd's Direct and Lloyd's Reinsurance being written in the UK and Corporate Direct and Corporate Reinsurance being written in Bermuda. For the year ended 31 December 2004, the portion of the business written by the UK Branch of CICL, which is included in Corporate Direct and Corporate Reinsurance, was also written in the UK. As a result, total gross premiums written in the UK before intra-Group reinsurance was $1,281,259, with the remaining gross premiums written in Bermuda.

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

3 Segmental information (continued)

Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2004 is as follows:

	Lloyd's Direct	Lloyd's Reinsurance	Corporate Direct	Corporate Reinsurance	Intra-Group eliminations	Total
Gross premiums written	$870,363	$211,185	$225,256	$217,268	$(90,236)	$1,433,836
Reinsurance premiums ceded	(209,779)	(28,911)	(36,194)	(2,683)	90,236	(187,331)
Net premiums written	660,584	182,274	189,062	214,585	–	1,246,505
Net premiums earned	644,367	181,805	91,082	243,856	–	1,161,110
Losses and loss expenses	(354,783)	(105,623)	(55,044)	(144,987)	–	(660,437)
Policy acquisition costs	(213,495)	(41,503)	(23,864)	(38,822)	14,893	(302,791)
Administrative expenses	(31,796)	(8,971)	(4,494)	(12,033)	–	(57,294)
Other expenses	(6,499)	(1,833)	(918)	(2,459)	(14,893)	(26,602)
Net underwriting result	37,794	23,875	6,762	45,555	–	113,986
Net investment income and net realised gains on investments	27,932	7,881	3,949	10,570	–	50,332
Net realised gains on foreign currency exchange	4,920	1,388	695	1,862	–	8,865
Other income	421	119	60	159	–	759
Income before income tax expense	71,067	33,263	11,466	58,146	–	173,942
Total revenue	$677,640	$191,193	$95,786	$256,447	$–	$1,221,066

Net income before tax by operating segment before intra-Group reinsurance eliminations for the year ended 31 December 2003 is as follows:

	Lloyd's Direct	Lloyd's Reinsurance	Corporate Direct	Corporate Reinsurance	Intra-Group eliminations	Total
Gross premiums written	$906,250	$234,991	$4,359	$253,683	$(201,069)	$1,198,214
Reinsurance premiums ceded	(261,151)	(52,637)	(361)	–	201,069	(113,080)
Net premiums written	645,099	182,354	3,998	253,683	–	1,085,134
Net premiums earned	528,340	152,268	2,337	162,002	–	844,947
Losses and loss expenses	(271,696)	(59,018)	(712)	(93,199)	–	(424,625)
Policy acquisition costs	(196,721)	(43,978)	(320)	(21,286)	12,194	(250,111)
Administrative expenses	(27,308)	(7,871)	(121)	(8,374)	–	(43,674)
Other expenses	(1,887)	(543)	(8)	(578)	(12,194)	(15,210)
Net underwriting result	30,728	40,858	1,176	38,565	–	111,327
Net investment income and net realised gains on investments	15,600	4,495	69	4,783	–	24,947
Net realised gains on foreign currency exchange	6,268	1,806	28	1,922	–	10,024
Other income	32	10	–	10	–	52
Income before income taxes	52,628	47,169	1,273	45,280	–	146,350
Total revenue	$550,240	$158,579	$2,434	$168,717	$–	$879,970

Total revenue is the total of net premiums written, net investment income and net realised gains on investments, net realised gains on foreign currency exchange, and other income.

3 Segmental information (continued)

Total assets by segment at 31 December 2004 and 2003 are as follows:

	2004	2003
Lloyd's Direct	$1,117,755	$1,068,806
Lloyd's Reinsurance	249,611	201,592
Corporate Direct	86,918	1,285
Corporate Reinsurance	509,392	350,002
Other	2,052,066	1,284,230
Consolidation adjustments	(642,616)	(513,451)
Total assets	$3,373,126	$2,392,464

'Other' in the table above includes assets such as investments and cash and cash equivalents which are not allocated to individual segments.

Goodwill has been allocated to the relevant segments, being Lloyd's Direct and Lloyd's Reinsurance. The amount of goodwill allocated as at 31 December 2004 was $13,447 (2003: $12,736) for Lloyd's Direct and $2,783 (2003: $2,638) for Lloyd's Reinsurance.

Property and equipment, net of accumulated amortisation, held in the UK was $18,148 (2003: $14,834); held in Bermuda was $4,140 (2003: $806); and held in all other territories was $574 (2003: $555).

4 Investments

Fixed maturities

The fair values and amortised costs of fixed maturities at 31 December 2004 and 2003 are as follows:

	2004		2003	
	Fair value	Amortised cost	Fair value	Amortised cost
US government and agencies	$741,900	$728,857	$390,865	$385,316
Non-US governments	140,768	140,737	36,916	36,814
Corporate securities	301,601	302,889	190,847	190,542
Asset-backed securities	267,929	268,531	137,277	137,379
Total fixed maturities	$1,452,198	$1,441,014	$755,905	$750,051

The carrying value of fixed maturities at 31 December 2004 and 2003 was the same as their fair value.

The gross unrealised gains and losses related to fixed maturities at 31 December 2004 and 2003 are as follows:

	2004		2003	
	Gross unrealised gains	Gross unrealised losses	Gross unrealised gains	Gross unrealised losses
US government and agencies	$13,786	$743	$5,686	$137
Non-US governments	418	387	110	8
Corporate securities	316	1,604	496	191
Asset-backed securities	189	791	132	234
Total fixed maturities	$14,709	$3,525	$6,424	$570

There were no other than temporary declines in the value of investments in the year to 31 December 2004 or 2003. The net realised gains/(losses) on fixed maturities for the year ended 31 December 2004 were $3,429 (2003: $1,071).

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

4 **Investments** (continued)

Fixed maturities (continued)

The following is an analysis of how long each of the fixed maturities that were in an unrealised loss position as at 31 December 2004 had been in a continual loss position. This information concerns the potential effect upon future earnings and financial position should management later conclude that some of these current unrealised losses represent other than temporary declines in the value of the securities.

	Less than 12 months		Equal to or greater than 12 months	
	Market value	Gross unrealised losses	Market value	Gross unrealised losses
US government and agencies	$387,336	$705	$5,357	$38
Non-US governments	58,337	387	–	–
Corporate securities	204,719	1,243	35,271	361
Asset-backed securities	104,881	726	9,261	65
Total fixed maturities	$755,273	$3,061	$49,889	$464

Proceeds from the sales and maturities of fixed maturities during 2004 were $684,620 (2003: $2,296,345). Proceeds from the sales and maturities of short term investments during 2004 were $727,563 (2003: $74,560). Gross gains of $3,925 (2003: $6,003) and gross losses of $567 (2003: $4,852) were realised on sales of fixed maturities and short term investments in 2004.

Mortgage-backed securities issued by US government agencies are combined with all other asset-backed securities and are included in the category 'asset-backed securities'. Approximately 18 per cent (2003: 12 per cent) of the total asset-backed holdings at 31 December 2004 are represented by investments in SallieMae, Government National Mortgage Association, Federal National Mortgage Association, Federal Home Loan Bank and Federal Home Loan Mortgage Corporation bonds. The remainder of the asset-backed exposure consists of non-government asset-backed securities, the majority of which provide a planned structure for principal and interest payments and carry a 'AAA' rating by the major credit rating agencies.

The Group did not have an aggregate investment in a single entity, other than the US government securities, in excess of 10 per cent of total investments at 31 December 2004 and 2003.

Fixed maturities at 31 December 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Fair value	Amortised cost
Due in one year or less	$126,494	$126,831
Due after one through five years	538,825	540,121
Due after five years through ten years	517,258	503,842
Due after ten years	1,692	1,689
	1,184,269	1,172,483
Asset-backed securities	267,929	268,531
Total	$1,452,198	$1,441,014

Net investment income

The components of net investment income for the years ended 31 December 2004 and 2003 are as follows:

	2004	2003
Interest income	$45,062	$25,801
Amortisation of premium/discount	2,320	(2,325)
Equity in income of investment in associate	1,400	1,229
Gross investment income	48,782	24,705
Investment expenses	(1,808)	(909)
Net investment income	$46,974	$23,796

4 Investments (continued)

Restricted assets

The Group is required to maintain assets on deposit with various regulatory authorities to support its insurance and reinsurance operations. These requirements are generally promulgated in the statutory regulations of the individual jurisdictions. These funds on deposit are available to settle insurance and reinsurance liabilities. The Group also has investments in segregated portfolios primarily to provide collateral or guarantees for Letters of Credit ('LOC'), as described in Note 10. Finally, the Group also utilises trust funds where the trust funds are set up for the benefit of the ceding companies, and generally take the place of LOC requirements.

The total values of these restricted assets by category at 31 December 2004 and 2003 are as follows:

	2004	2003
Fixed maturities, available for sale	$607,571	$348,215
Short term investments	19,146	126,943
Cash and cash equivalents	119,401	104,336
Total restricted assets	$746,118	$579,494

5 Investment in associate

The Group, through Catlin Inc., its US subsidiary, has a 25 per cent membership interest in Southern Risk Operations, L.L.C. ('SRO') which is accounted for using the equity method. The Group received cash distributions from SRO during the year ended 31 December 2004 of $1,073 (2003: $1,538). The share of SRO's profit included within the Consolidated Statement of Operations during 2004 was $1,400 (2003: $1,229). In management's opinion, the fair value of SRO is not less than its carrying value.

6 Unpaid losses and loss expenses

The Group establishes reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. The process of establishing reserves continues to be complex and imprecise, requiring the use of informed estimates and judgments. The Group's estimates and judgments may be revised as additional experience and other data become available and are reviewed, as new or improved methodologies are developed or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverable, and would be reflected in the Group's results of operations in the period in which the estimates are changed. Management believes they have made a reasonable estimate of the level of reserves at 31 December 2004 and 2003.

The reconciliation of unpaid losses and loss expenses for the years ended 31 December 2004 and 2003 is as follows:

	2004	2003
Gross unpaid losses and loss expenses, beginning of year	$962,535	$695,168
Reinsurance recoverable on unpaid loss and loss expenses	(242,187)	(214,174)
Net unpaid losses and loss expenses, beginning of year	720,348	480,994
Net incurred losses and loss expenses for claims related to:		
Current year	698,706	391,995
Prior years	(38,269)	32,630
Total incurred losses and loss expenses	660,437	424,625
Net paid losses and loss expenses for claims related to:		
Current year	(94,432)	(49,189)
Prior year	(281,483)	(166,447)
Total paid losses and loss expenses	(375,915)	(215,636)
Loss portfolio transfer of remaining net liability in Syndicate 1003	66,926	–
Foreign exchange adjustment	41,869	30,365
Net unpaid losses and loss expenses, end of year	1,113,665	720,348
Reinsurance recoverable on unpaid loss and loss expenses	359,154	242,187
Gross unpaid losses and loss expenses, end of year	$1,472,819	$962,535

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

6 Unpaid losses and loss expenses (continued)
In 2004, net incurred losses and loss expenses for claims related to the current year include $114,616 of net losses incurred as a result of the four hurricanes (Charley, Frances, Ivan and Jeanne) that caused extensive damage in the Caribbean and the Southeastern United States during the second half of 2004.

As a result of the changes in estimates of insured events in prior years, the 2004 provision for losses and loss expenses net of reinsurance recoveries decreased by $38,629 (2003: increase of $32,630). In 2004, the decrease was due to changes in estimates of insured events in prior years. In 2003, the increase was a result of higher than expected frequency and average cost of claims in the legal expenses class of business, which is no longer written by the Group.

Closure of Lloyd's Syndicate 1003
Syndicate 1003, which was capitalised by external Names and managed by Catlin Underwriting Agencies Ltd., ceased writing new business with the 2002 underwriting year. The remaining net liability in Syndicate 1003, calculated as $66,926 as at 31 December 2004, was assumed by Syndicate 2003 as at 31 December 2004. This will be settled through a payment in the form of cash and investments in the same amount, which is carried in premiums and other receivables at year end. The transaction has been treated as a loss portfolio transfer, recorded as an increase in loss reserves with no impact on the Consolidated Statement of Operations. To the extent that the future run-off of this portfolio differs from the recorded amount, that development will be recorded in the Consolidated Statement of Operations in the period that it is incurred.

7 11 September 2001 event
Historically, the Group's only exposure to the event is through its membership of Lloyd's Syndicates 2003 and 2600. As a result of the closure of Syndicate 1003, the Group has now also assumed its exposure, as shown in the chart below.

The estimated gross ultimate loss for the Group at 31 December 2004 is $163,686 (2003: $135,291). This estimate is based on extensive analysis of business written at contract level, using all available information, together with underwriters' judgments of the loss potential, and is subject to regular and ongoing review. The current estimate includes $703 (2003: $936) for claims-related fees and expenses, and although subrogation is being pursued for direct property losses, no allowance is reflected in these figures. In addition, no allowance is made for any reduction in claims against insurers as a result of the Victims' Compensation Fund.

The net ultimate loss at 31 December 2004 is estimated to be $29,512 (2003: $24,277) and reflects anticipated reinsurance recoveries based on a single event assumption. Resultant reinsurance costs have been taken into account, including reinstatement premiums, although these are partially offset by expected recoveries from protection contracts and incoming reinstatements incurred on the inward business. Based on the reinsurance recoverable, 98 per cent relates to reinsurance entities with a current Standard & Poor's rating of A- or above. Management is satisfied that the remaining 2 per cent is appropriately provided for.

The following table summarises the gross to net position:

	2004			2003
	Syndicates 2003 & 2600	Syndicate 1003	Total	
Gross losses	$134,828	$28,858	$163,686	$135,291
Reinsurance recoveries	(118,553)	(25,374)	(143,927)	(119,013)
Net loss prior to reinsurance costs	16,275	3,484	19,759	16,278
Net reinsurance reinstatements due on ceded business	9,032	1,933	10,965	8,969
Reinsurance reinstatements on assumed business	(998)	(214)	(1,212)	(970)
Net loss	$24,309	$5,203	$29,512	$24,277

During 2004, the Group along with other London Market underwriters, won the Federal Jury hearing on Phase 1 of the Silverstein coverage issue, which ruled that coverage is on the basis of a single occurrence. Later in 2004, the Phase 2 hearing, which covered a second group of underwriters subscribing to different policy forms, ruled that coverage provided by that group of underwriters is on the basis of two occurrences. Appeals from both Phase 1 and Phase 2 are likely to be heard together later in 2005. The Group believes that the Phase 1 judgment will stand and has calculated its best estimate of likely ultimate loss on this basis.

While the figures are management's best estimate of the likely final loss, a series of sensitivity analyses for contingent scenarios are conducted on a regular basis, to quantify potential variability in the forecasting. Key sensitivities considered are as follows: Silverstein is ruled to be two events; non-marine facultative account deteriorates; catastrophe excess of loss account deteriorates; and reinsurance defaults increase to 10 per cent. The sensitivity analysis indicates that the net loss is relatively insensitive to most modeled scenarios because unexhausted coverage remains on the Group's outwards reinsurance programmes, which would be available to protect against any gross loss deterioration.

8 Reinsurance

The Group purchases reinsurance to limit various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Group's reinsurers to reimburse it for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Group. The effect of reinsurance and retrocessional activity on premiums written and earned is as follows:

	2004		2003	
	Premiums written	Premiums earned	Premiums written	Premiums earned
Direct	$1,095,619	$1,011,421	$910,608	$763,234
Assumed	338,217	326,889	287,606	219,433
Ceded	(187,331)	(177,200)	(113,080)	(137,720)
Net premiums	$1,246,505	$1,161,110	$1,085,134	$844,947

The Group's provision for reinsurance recoverable as of the years ended 31 December 2004 and 2003 is as follows:

	2004	2003
Gross reinsurance recoverable	409,809	301,322
Provision for uncollectible balances	(18,864)	(14,157)
Net reinsurance recoverable	$390,945	$287,165

The Group evaluates the financial condition of its reinsurers and potential reinsurers on a regular basis and also monitors concentrations of credit risk with reinsurers. All reinsurers must maintain a minimum financial strength rating of 'A' from Standard & Poor's or 'A-' from A M Best. At 31 December 2004 the two largest concentrations of reinsurance recoverables were with Munich Re, which amounted to 9 per cent, and National Indemnity Company, which amounted to 6 per cent. Munich Re is rated A+ and National Indemnity Company is rated AAA by Standard & Poor's. No other reinsurer accounted for more than 5 per cent of the total reinsurance recoverable.

At 31 December 2004, the Group has a deposit with reinsurer of $57,830 (2003: $94,470) with Max Re, which is rated A- by A M Best. This relates to a whole account stop loss contract that covers the Group's underwriting at Lloyd's for the 2001 and prior underwriting years. The reinsurance contract is retroactive in nature and as a result, premiums paid are accounted as a deposit. The anticipated gain under the contract of $18,278 (2003: $29,089) is deferred and is recognised in income as recoveries are made. During 2004, $10,811 of the deferred gain was recognised in income (2003: $5,425). Assets equivalent in value to the amount accounted as a deposit are held by an independent trustee for the benefit of the reinsured syndicates.

9 Property and equipment

Property and equipment are included within other assets on the balance sheet. Following are the components of property and equipment:

	2004	2003
Property	$1,012	$944
Automobiles	543	409
Leasehold improvement	2,939	614
Furniture and equipment	38,413	26,097
Total property and equipment	42,907	28,064
Less: accumulated depreciation	(20,048)	(11,869)
Net property and equipment	$22,859	$16,195

Depreciation expense of property and equipment for the year ended 31 December 2004 was $6,913 (2003: $4,006).

Included in the furniture and equipment category above are unamortised software costs of $15,161 (2003: $11,468). Depreciation expense of software costs for the year ended 31 December 2004 was $5,613 (2003: $3,054).

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

9 Property and equipment (continued)

The Group leases office space and equipment under non-cancelable operating lease agreements, which expire at various times. Future minimum annual lease commitments for non-cancelable operating leases as at 31 December 2004 are as follows:

2005	$3,626
2006	3,472
2007	3,395
2008	3,338
2009 and thereafter	2,836
Total	$16,667

Total rent expense for the year ended 31 December 2004 was $3,692 (2003: $2,330).

10 Notes payable, debt and financing arrangements

Notes payable as at 31 December 2004 and 2003 consisted of the following:

	2004	2003
Drawdown under 364-day revolving bank facility, at three-month Libor plus 75 (2003: 85) basis points, due 18 February 2005 (2003: 23 February 2004)	$50,187	$50,107
Total notes payable	$50,187	$50,107

The following is a schedule of future interest payments on notes payable as of 31 December 2004:

2005	$391
Total	$391

The Group paid $1,176 in interest during the year ended 31 December 2004 (2003: $592).

Bank facilities

In November 2004, the Group entered into a Letter of Credit/Revolving Loan Facility (the 'Club Facility'), consisting of three tranches. The following was outstanding under the Club Facility as at 31 December 2004 under each of the three tranches:

- Debt outstanding was $50 million, in the form of a 364-day $50 million revolving facility with a one year term-out option. This facility was reduced from $100 million to $50 million in August 2004. It represents an unsecured loan to Catlin Group Limited; however, the facility is secured by cross guarantees of material subsidiaries. This debt bears interest at three-month Libor plus 75 basis points, reduced from 85 basis points in November 2004, and the Group is required to maintain free and unencumbered assets consisting of OECD Government Bonds, US Agencies and Corporate Bonds, discounted by 10 per cent, sufficient to repay the loan at any time. The undrawn portion of the facility costs 35 basis points per annum. This loan, which is available under one, two or three month renewal periods, can be repaid at any time at the discretion of the Group in increments of $10 million. The Group has the option to convert all cash advances into a term loan with a final maturity date of no later than 18 November 2006.

- As security for its underwriting, a clean, irrevocable standby LOC of $240,000 (£125,000) is available for utilisation. As at 31 December 2004, CSL has deposited with Lloyd's an LOC amounting to $224,736 (£117,050). In the event of the Group's failing to meet its obligations under policies of insurance written on its behalf, Lloyd's may draw down this letter of credit. This LOC became effective on 18 November 2004 and has an initial expiry date of 17 November 2008. In addition, CICL UK Branch benefits from the issuance of a LOC amounting to $2,047 (£1,066). Collateral of $54,720 million (£28,500) must be provided by 20 June 2005 and a further $36,480 million (£19,000) by 30 June 2006.

- There are two Standby LOC facilities available for utilisation by CICL Bermuda and its UK Branch, a two-year $50 million facility and a second one-year $50 million facility. At 31 December 2004, $27,234 in LOCs were outstanding, all of which are issued by CICL Bermuda. Collateral of 110 per cent of 50 per cent of the face value of the utilised portion of the LOCs under both Standby facilities must be provided.

10 Notes payable, debt and financing arrangements (continued)

The terms of the Club Facility require that certain financial covenants be met on a quarterly basis through the filing of Compliance Certificates. These include maximum levels of possible exposures to realistic disaster scenarios for the Group, as well as requirements to maintain minimum Tangible Net Worth and Adjusted Tangible Net Worth levels, the calculations of which are based upon fixed amounts in 2004 and increase over time, for items such as consolidated net income in future accounting periods. The Group was in compliance with all covenants during 2004.

11 *Intangible assets and goodwill*

Net intangible assets and goodwill as at 31 December 2004 and 2003 consist of the following:

	Goodwill	Finite lived intangibles	Total
Gross value at 1 January 2003	$30,994	$53,323	$84,317
Accumulated amortisation	(16,805)	(974)	(17,779)
Net value at 1 January 2003	14,189	52,349	66,538
Movements during 2003:			
Additions	–	546	546
Foreign exchange adjustment	1,185	5,853	7,038
Amortisation charge	–	(3,591)	(3,591)
Total movements during 2003	1,185	2,808	3,993
Gross value at 31 December 2003	33,957	59,831	93,788
Accumulated amortisation	(18,583)	(4,674)	(23,257)
Net value at 31 December 2003	15,374	55,157	70,531
Movements during 2004:			
Additions	–	167	167
Foreign exchange adjustment	856	3,766	4,622
Amortisation charge	–	(4,082)	(4,082)
Total movements during 2004	856	(149)	707
Gross value at 31 December 2004	36,099	64,302	100,401
Accumulated amortisation	(19,869)	(9,294)	(29,163)
Net value at 31 December 2004	$16,230	$55,008	$71,238

Neither goodwill nor intangibles were impaired in 2004 or 2003.

The Group's intangibles, which relate to the purchase of syndicate capacity and surplus lines authorisations are considered to have a finite life of 15 years, beginning from the date from which the capacity will be first utilised. Lloyd's syndicate capacity purchased in 2002 amounted to $50,959. The acquisition of the syndicate capacity gives the Group benefits that relate to the value of future income streams estimated to arise from business underwritten by members of Syndicate 1003, which will be assumed by Syndicate 2003, and which is capitalised by CSL for the 2003 Lloyd's underwriting year. The acquisition also gives the Group a valuable ability to generate additional profits as a consequence of the underwriting capital and management flexibility, which results from the acquisition of the third party capacity. The whole of the consideration has been allocated to these intangible assets.

Amortisation of intangible assets for the next 13 years at current exchange rates will amount to approximately $4,088 per annum.

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

12 Taxation

Under current Bermuda law, the Company and its Bermuda subsidiary, CICL, are not required to pay any taxes in Bermuda on their income or capital gains. The Company and CICL have received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, the Company and CICL will be exempt from taxation in Bermuda until March 2016.

CICL also operates in the UK through its UK branch. The income of the UK branch is subject to UK corporation taxes.

Income from the Group's operations at Lloyd's is subject to UK corporation taxes. Lloyd's is required to pay US income tax on US connected income ('US income') written by Lloyd's syndicates. Lloyd's has a closing agreement with the IRS whereby the amount of tax due on this business is calculated by Lloyd's and remitted directly to the Internal Revenue Service. These amounts are then charged to the personal accounts of the Names and Corporate Members in proportion to their participation in the relevant syndicates. The Group's Corporate Member is also subject to this arrangement but, as a UK domiciled company, will receive UK corporation tax credits for any US income tax incurred up to the value of the equivalent UK corporation income tax charge on the US income.

The Group, through its US operations, is subject to income taxes imposed by US authorities and is required to file US tax returns. Certain international operations of the Group are also subject to income taxes imposed by the jurisdictions in which they operate.

The Group is not subject to taxation other than as stated above. There can be no assurance that there will not be changes in applicable laws, regulations or treaties, which might require the Group to change the way it operates or become subject to taxation.

The income tax expense for the years ended 31 December 2004 and 2003 is as follows:

	2004	2003
Current tax expense	$69	$10,429
Deferred tax expense	19,817	8,908
Expense for income taxes	$19,886	$19,337

The weighted average expected tax expense has been calculated using pre-tax accounting income/(loss) in each jurisdiction multiplied by that jurisdiction's applicable statutory tax rate. The weighted average tax rate for the Group is 9.6 per cent (2003: 13.9 per cent), which has decreased in 2004 because of a change in the balance of the geographical distribution of profits. A reconciliation of the difference between the expense for income taxes and the expected tax expense at the weighted average tax rate for the years ended 31 December 2004 and 2003 is provided below.

	2004	2003
Expected tax expense at weighted average rate	$16,704	$19,288
Permanent differences:		
Disallowed expenses	2,692	84
Under/(over)-accrual of tax in prior periods	490	(1,220)
Other	–	(67)
Temporary differences:		
Timing differences on capital allowances	–	1,237
Other	–	15
Expense for income taxes	$19,886	$19,337

12 Taxation (continued)

The components of the Group's net deferred tax asset/(liability) as of 31 December 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$29,886	$7,146
Whole account stop loss	5,483	–
Deep discount security unwind	3,029	–
Syndicate capacity amortisation and other	1,232	163
Total deferred tax assets	$39,630	$7,309
Deferred tax liabilities:		
Unrealised appreciation on investments	–	(227)
Cumulative translation adjustment	(1,061)	–
Untaxed profits	(45,788)	–
Net deferred tax (liability)/asset	$(7,219)	$7,082

No valuation allowance was necessary as at 31 December 2004 and 2003.

As of 31 December 2004, the Group has net operating loss carryforwards of approximately $99,619, which are available to offset future taxable income (2003: $23,819). The net operating loss carry forwards arise in the UK subsidiaries where they are expected to be fully utilised. There are no time restrictions on the utilisation of these losses.

13 Stockholders' equity

The following is a detail of the number and par value of common shares authorised, issued and outstanding as of 31 December 2004 and 2003:

2004

	Authorised		Issued and outstanding	
	Number of shares	Par value	Number of shares	Par value
Ordinary common shares, par value $0.01 per share	250,000,000	$2,500	154,097,989	$1,541
Total	250,000,000	$2,500	154,097,989	$1,541

2003

	Authorised		Issued and outstanding	
	Number of shares	Par value	Number of shares	Par value
Ordinary common shares, par value $0.0001 per share	300,000,000	$30	75,109,082	$8
Total	300,000,000	$30	75,109,082	$8

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

13 Stockholders' equity (continued)

The following table outlines the changes in common shares issued and outstanding during 2004 and 2003:

Balance, 1 January 2003	75,000,000
Movements during 2003:	
Ordinary common shares cancelled	(1,000,000)
Ordinary common shares issued	1,109,082
Balance, 31 December 2003	75,109,082
Movements during 2004:	
Payment of payment-in-kind ('PIK') dividend	42,195,965
Redesignation of preference shares	497,000,000
Cancellation of options and replacement with ordinary common shares	154,576
Total ordinary common shares before the effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	614,459,623
Total ordinary common shares after effect of both the 19-1 bonus issue and the subsequent 100-1 consolidation	122,891,925
New ordinary common shares issued in the IPO	31,180,000
Ordinary common shares issued after the IPO	26,064
Balance, 31 December 2004	154,097,989

On 4 July 2002, the Company reorganised its existing share structure. This involved the reclassification of all authorised and issued share capital into 65,000,000 Class A convertible preference shares and 75,000,000 ordinary common shares. These were allocated to existing shareholders pro rata to their shareholding immediately prior to the reorganisation.

Following this reorganisation, the Company undertook an exercise to raise additional capital, which was completed during 2002. This involved issuing 457,000,000 Class B-1 preference shares to new investors and 25,000,000 Class B-2 preference shares to Western General Insurance Ltd, the majority shareholder prior to the capital raising. Certain of the holders of Class B preference shares were also issued warrants to purchase fully paid ordinary common shares at an exercise price of $1 per warrant. The warrants expire on July 4, 2012 and can be exercised at any time up to that date. They were issued at a fair value of $18,502 and entitle the holders to acquire up to 100,322,581 ordinary common shares on conversion. The warrant proceeds have been accounted for as additional paid in capital within stockholders' equity.

All Class A and Class B preference shares were convertible into ordinary common shares and were not redeemable. Each preference share was convertible into one ordinary common share. Preference shares accrued a dividend of 6 per cent per annum compounding semi-annually and preference dividends were not taken in cash but rather through an issue of new ordinary common shares.

The Company Bye-laws incorporated an adjustment mechanism whereby the share capital of the Company would be adjusted, based on a formula relating to the 31 December 2001 net asset value of the Group, as at 31 December 2003. Under this formula, the holdings of Class A preference shareholders in Class A preference shares could be increased by up to 30 million shares and decreased by up to 50 million shares and their holdings in ordinary common shares could be decreased by up to 10 million shares. The adjustment resulted in a decrease of 50 million shares in issued and outstanding Class A preference shares and of 1 million shares in issued and outstanding ordinary common shares. This adjustment was reflected in the financial statements at 31 December 2003 through a reduction in the value of Class A preference shares and ordinary common shares and an equivalent increase in additional paid in capital.

On 6 April 2004, the Group completed the IPO and was admitted to the official list of the London Stock Exchange plc. Immediately prior to admission, certain changes to the Company's capital structure took place. Accrued dividends on preference shares were settled through the issuance of additional common shares and a small number of share options were cancelled and replaced with common shares. All preference shares were then converted into common shares and were consolidated on a five-to-one basis, achieved through a 19-to-1 bonus issuance and a 100-to-1 share consolidation.

The Group raised $200,472 ($182,627 net of expenses) through the issuance of 31,180,000 new shares. In addition, as part of the IPO, existing shareholders sold a further 23,380,000 shares.

13 Stockholders' equity (continued)
As a result, immediately following the capital changes and the IPO, the Company had 154,071,925 common shares issued and outstanding. To maintain economic equivalence, the warrants and stock options that were outstanding at the time of the IPO were also consolidated on a five-to-one basis and their exercise prices increased by a factor of five.

On 15 November 2004, the Group paid an interim dividend of $0.079 per share (£0.043 per share) to shareholders of record as of 15 October 2004.

14 Earnings per share
Basic earnings per share is calculated by dividing the earnings attributable to common shareholders by the weighted average number of common shares in issue during the year.

Diluted earnings per share is calculated by dividing the earnings attributable to all shareholders by the weighted average number of common shares in issue adjusted to assume conversion of all dilutive potential common shares. The company has the following potentially dilutive instruments outstanding during the periods presented:

i) Class A cumulative redeemable preference shares;
ii) Class B-1 cumulative redeemable preference shares;
iii) Class B-2 cumulative redeemable preference shares;
iv) Employee stock option plan; and
v) Warrants

Reconciliation of the earnings for the year ended 31 December 2004 and 2003 used in the calculations are set out below:

	2004	2003
Net income attributable to stockholders	$154,056	$127,013
Less: preference dividends	–	(28,911)
Diluted earnings attributable to ordinary stockholders	$154,056	$98,102

Reconciliations of the number of shares as at 31 December 2004 and 2003 used in the calculations are set out below. Share numbers at 31 December 2003 have been restated for the effects of the 19-to-1 bonus issue and the 100-to-1 share consolidation that took place immediately prior to the IPO.

	2004 Number	2003 Number
Weighted average number of shares	117,379,304	15,000,000
Dilution effect of warrants	4,665,336	6,864,177
Dilution effect of stock options	1,460,615	2,120,652
Dilution effect of convertible participating preference shares	29,092,521	109,400,000
Dilution effect of accrued dividends on convertible participating preference shares, to be paid in common stock	1,561,009	4,272,270
Weighted average number of shares on a diluted basis	154,158,785	137,657,099

Options to purchase 10,009,465 interests in shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

Diluted earnings per share in the Group's Interim Statement 2004 did not take into account the dilution effects of convertible participating preference shares and accrued dividends on convertible participating preference shares to be paid in common stock, both of which were converted to common stock at the time of the IPO. Diluted earnings per share for the half year ended 30 June 2004, restated for these dilution effects, is $0.65 (as previously reported: $1.10).

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

15 Employee stock compensation scheme

Under a subscription agreement dated 4 July 2002, the Company agreed to adopt an employee stock option plan in a form prescribed under that agreement. The stock compensation scheme was formally approved by the Board on 10 June 2003 and has been legally constituted. These financial statements include a provision for the cost of stock compensation, calculated using the fair value method of accounting for stock-based employee compensation. The cost of the scheme charged to earnings for the year ended 31 December 2004 was $2,099 (2003: $1,859).

Under the plan, after adjusting for the effects of the bonus issuance and share consolidation as described in Note 13, interests in shares equivalent to 10 per cent of the Company's fully diluted share capital as at 4 July 2002 (a total of 16,051,613 ordinary common shares) were granted to eligible employees. During 2002, the Company was obliged to grant interests in 14,624,099 shares, which had been allocated to employees based on the fair value as at 4 July 2002, being $5.20 per share. During 2003, the Company granted a further 1,427,514 shares to employees, based on the fair value as at 31 December 2003, being $7.60 per share.

Immediately prior to the IPO on 6 April 2004, the Board approved the grant of an additional 739,979 interests in shares, based on the IPO price of $6.40 (350p). The weighted average exercise price of interests allocated is $10.06 per share (2003: $9.50 per share). At the same time, the Board also approved the acceleration of the vesting date of one half of the existing performance-based options from 1 July 2007 to 6 April 2004 (date of Admission). The impact of the acceleration of the vesting date is to shorten the remaining expected life of the modified options from 3.625 years to 1.875 years. This modification has resulted in no additional compensation expense.

The interests in shares vest on various dates as prescribed under the subscription agreement, but in any event all will be vested by 4 July 2012 when they expire. 1,576,110 interests vested on 4 July 2003. Upon the IPO on 6 April 2004, 4,815,484 interests vested and on 4 July 2004, a further 1,668,261 interests vested. The table below shows the status of the interests in shares as at 31 December 2004:

	Number	Weighted average exercise price ($)
Outstanding, beginning of period	15,829,797	9.56
Granted during year	739,979	10.06
Exercised during year	(129,116)	5.00
Forfeited during year	–	–
Outstanding, end of period	16,440,660	9.60
Exercisable, end of period	7,735,225	9.62

Exercise price	Number of options outstanding	Number of options exercisable
$5.00	6,135,204	2,911,836
£3.50	295,991	73,999
$10.00	3,336,487	1,583,130
$12.50	3,336,487	1,583,130
$15.00	3,336,491	1,583,130
Total	16,440,660	7,735,225

The average remaining contractual life of the options is 4.8 years. As at year end, there was no amount receivable from shareholders on the exercise of interests in shares.

15 Employee stock compensation scheme (continued)

The fair value of the options granted during the year has been calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4 years for the time based tranche, 1.875 years for the performance based tranche that vested on admission and 3.625 for the performance based tranche that vests on 4 July 2007. The valuation has assumed an average volatility of 40 per cent, no expected dividends and a risk free rate using US dollar swap rates appropriate for the expected life assumptions: 2.8 per cent for 4 years; 1.79 per cent for 1.875 years; and 2.64 per cent for 3.625 years.

The fair value of the options granted in prior years was calculated using the Black-Scholes valuation model and is being amortised over the expected vesting period of the options, being 4.5 years from the date of the subscription agreement. The valuation has assumed a risk free rate of return at the average of the four- and five-year US dollar swap rates of 3.39 per cent and no expected volatility (as the minimum value method was utilised because the Company was not listed on the date the options were issued).

16 Other comprehensive income/(loss)

The following table details the tax effect of the individual components of other comprehensive income/(loss) for 2004 and 2003:

2004

	Before tax amount	Tax benefit	Net-of-tax amount
Unrealised gains arising during year	$8,612	$176	$8,788
Less reclassification for gains realised in income	(3,358)	202	(3,156)
Net unrealised gains on investments	5,254	378	5,632
Cumulative translation adjustments	(1,245)	1,175	(70)
Change in accumulated other comprehensive income	$4,009	$1,553	$5,562

2003

	Before tax amount	Tax benefit	Net-of-tax amount
Unrealised gains arising during year	$4,848	$241	$5,089
Less reclassification for gains realised in income	(1,151)	293	(858)
Net unrealised gains on investments	$3,697	$534	$4,231
Cumulative translation adjustments	(6,864)	2,302	(4,562)
Change in accumulated other comprehensive income/(loss)	$(3,167)	$2,836	$(331)

17 Pension commitments

In the United Kingdom, the Group operates defined contribution schemes for certain directors and employees, which are administered by third party insurance companies. The pension cost for the UK scheme was $2,498 for the year ended 31 December 2004 (2003: $1,657).

In Bermuda, the Group operates a defined contribution scheme, under which the Group contributes a specified percentage of each employee's earnings. The pension cost for the Bermuda scheme was $477 for the year ended 31 December 2004 (2003: $145).

In the United States of America, Catlin Inc. has adopted a Profit Sharing Plan ('the Plan') qualified under the Internal Revenue Code in which all employees meeting specified minimum age and service requirements are eligible to participate. Contributions are made to the Plan as determined by the Board of Directors of the Group on an annual basis and are allocated on a pro rata basis to individual employees based upon eligible compensation. The pension cost for the Plan was $126 for the year ended 31 December 2004 (2003: $156).

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

18 Statutory financial data

The Group's ability to pay dividends is subject to certain regulatory restrictions on the payment of dividends by its subsidiaries. The payment of such dividends is limited by applicable laws and statutory requirements of the jurisdictions in which the Group operates. Statutory capital and surplus as reported to relevant regulatory authorities for the principal operating subsidiaries of the Company was as follows:

	CICL Bermuda		CICL UK Branch		CUAL (UK)	
	2004	2003	2004	2003	2004	2003
Required statutory capital and surplus	$369,631	$128,840	$41,267	–	$2,880	$2,685
Actual statutory capital and surplus	$603,003	$386,410	$119,084	–	$11,876	$3,623

The Group is also subject to restrictions on some of its assets to support its insurance and reinsurance operations, as described in Note 4.

19 Commitments and contingencies

Legal proceedings

The Group is party to a number of legal proceedings arising in the ordinary course of the Group's business which have not been finally adjudicated. While the results of the litigation cannot be predicted with certainty, management believes that the outcome of these matters will not have a material impact on the results of operations or financial condition of the Group.

Concentrations of credit risk

Areas where significant concentration of risk may exist include investments, reinsurance recoverable, and cash and cash equivalent balances.

The cash balances and investment portfolio are managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single institution issue and issuers. The Group believes that there are no significant concentrations of credit risk associated with its investments.

Letters of credit

The Group provides finance under its Club Facility to enable its subsidiaries to continue trading and to meet its liabilities as they fall due, as described in Note 10.

20 Related parties

The Group purchased services from Catlin Estates Limited and Burnhope Lodge, both of which are controlled by a Director of the Group. All transactions were entered into on normal commercial terms. The cost of services purchased from Catlin Estates Limited during 2004 was $111 (2003: $76) and from Burnhope Lodge was $39 (2003: $39).

On 30 December 1999, the Group extended a loan facility of $5,400 to the executives of SRO to enable them to acquire 75 per cent of that entity. Interest on this loan was charged at 2.5 per cent over the Libor rate. This loan was repaid in full in February 2004; the outstanding loan balance was $1,211 at 31 December 2003.

21 Subsequent events

Renewal of loan

On 18 February 2005, the Group renewed its drawdown of $50 million under its 364-day revolving bank facility. This drawdown matures on 18 May 2005.

Proposed dividend

On 10 March 2005, the Board approved a proposed final dividend of $0.156 (£0.081) per share, payable on 31 May 2005 to shareholders of record at the close of business on 29 April 2005. The final dividend is determined in US dollars but payable in sterling based on the exchange rate of £1=$1.93 on 9 March 2005.

21 Subsequent events (continued)

Catlin Insurance Company (UK) Ltd

On 7 March 2005, the FSA advised the Group that it is minded to grant the application from Catlin Insurance Company (UK) Ltd. to convert Catlin UK from a branch into a subsidiary of Catlin Bermuda, subject to certain conditions, particularly the capitalisation of the new company.

Performance Share Plan

On 1 February 2005, the Board approved the form of the Performance Share Plan ('PSP'), which permits the grant of awards in the form of options to acquire common shares at a nil exercise price, subject to achievement of performance conditions that are calibrated to shareholder returns. The first awards will be made to employees during 2005.

An expense for the cost of the PSP will be included beginning with the Group's half year 2005 consolidated financial statements. It will be calculated using the fair value method of accounting, in accordance with the Group's accounting policy for stock-based employee compensation.

22 Reconciliation to UK GAAP

The Group's consolidated financial statements are prepared in accordance with US GAAP, which differs in certain respects from UK GAAP.

The following statements summarise the material adjustments, gross of their tax effect, which reconcile the net income attributable to group stockholders and the stockholders' equity under US GAAP to the amounts which would have been reported had UK GAAP been applied.

Beginning in 2005, UK listed companies will adopt International Financial Reporting Standards ('IFRS'). Therefore, also beginning in 2005, the Group will present a reconciliation of net income and stockholders' equity under US GAAP to the amounts that would have been reported had IFRS, and not UK GAAP, been applied.

		Year ended 31 December	
Net income	Note	2004	2003
Net income under US GAAP		$154,056	$127,013
Adjustment for:			
Deferral of acquisition costs	(a)	–	(6,002)
Stop loss accounting	(b)	(10,811)	(6,133)
Goodwill amortisation	(c)	(3,610)	(3,396)
Translation differences	(d)	(1,245)	(6,864)
Unrealised appreciation on investments	(e)	5,254	3,697
Deposit accounting	(f)	946	
Taxation	(g)	(1,690)	6,198
Profit/(loss) after taxation under UK GAAP		142,900	114,513
Payment in kind dividend	(h)	–	(28,911)
Retained profit under UK GAAP		$142,900	$85,602

		At 31 December	
Stockholders' equity	Note	2004	2003
Stockholders' equity under US GAAP		$971,187	$638,637
Adjustment for:			
Stop loss accounting	(b)	18,278	29,089
Goodwill amortisation	(c)	(10,105)	(6,495)
Deposit accounting	(f)	946	–
Taxation	(g)	(10,417)	(8,727)
Stockholders' equity under UK GAAP		$969,889	$652,504

For the years ended 31 December 2004 and 2003 (US dollars in thousands, except share amounts)

22 Reconciliation to UK GAAP (continued)

a) Under US GAAP, the Group's accounting policy for DAC defers only those costs directly associated with acquisition of policies, primarily commissions and other premium levies. Under UK GAAP, the Group applied a broader definition of DAC such that, in addition to costs deferred under US GAAP, certain other operating costs were deferred. The Group followed this approach under UK GAAP for all financial years up to and including 2002. From 2003 onwards, the Group's accounting treatment for DAC under UK GAAP was adjusted to be entirely consistent with its US GAAP treatment.

b) Under US GAAP, the whole account stop loss contract, purchased by Syndicate 2003 to protect underwriting years up to and including 2001, has been accounted for as a deposit due to its retroactive nature, in accordance with SFAS 113. As a result, the indemnity amount due under the contract is treated as a deferred gain to be released to income as recoveries are made from the reinsurer. Under UK GAAP, this contract has been accounted for as reinsurance and therefore the full indemnity amount has been recognised as a reinsurance recovery in 2001. No deferred gain is recognised in the UK GAAP balance sheet, resulting in a corresponding increase in stockholders' equity.

c) Under US GAAP, goodwill has not been amortised in accordance with the provisions of SFAS 142, starting with its implementation in 2002. Prior to 2002, goodwill was being amortised over 20 years. Under UK GAAP, this goodwill is amortised on a straight line basis over a period of ten years. This results in US GAAP stockholders' equity exceeding that applicable under UK GAAP with effect from the 2002 year.

d) Translation differences on the translation of functional currency assets and liabilities into US dollars are recognised in other comprehensive income under US GAAP. Under UK GAAP, these items are reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

e) Unrealised appreciation/(depreciation) on investments is recognised in other comprehensive income under US GAAP. Under UK GAAP, this is reflected as part of the profit or loss for the financial year. While the different treatment of these items affects reported profit under UK GAAP, there is no effect on total stockholders' equity.

f) Under US GAAP certain contracts written by the Group are deposit accounted because there is no insurance risk transfer. Under UK GAAP deposit accounting is not applied and these contracts are accounted for on a prospective basis.

g) All of the reconciling items are presented before tax. This line item represents the tax effect of all of the reconciling items.

h) Under US GAAP, this dividend does not affect income or stockholders' equity, being paid as an issue of new capital. Under UK GAAP, the dividend is treated as an expense in the statement of operations, offset by a specific appropriation of stockholders' equity. Accordingly, there is no difference in total stockholders' equity between US and UK GAAP.

Four Year Financial Summary
(US dollars in thousands except share amounts)

	2004	2003	2002	2001
Operational information				
Revenues				
Gross premiums written	$1,433,836	$1,198,214	$722,858	$434,296
Net premiums earned	1,161,110	844,947	382,064	299,837
Net investment income and net realised gains on investments	50,332	24,947	17,091	20,476
Net realised gains/(losses) on currency exchange	8,865	10,024	6,728	(543)
Other income	759	52	326	808
Total revenues	**1,221,066**	**879,970**	**406,209**	**320,578**
Expenses				
Losses and loss expenses	660,437	424,625	308,623	263,419
Policy acquisition costs	302,791	250,111	100,494	74,761
Administrative and other expenses	83,896	58,884	25,424	16,878
Total expenses	**1,047,124**	**733,620**	**434,541**	**355,058**
Income tax (expense)/benefit	(19,886)	(19,337)	16,628	8,036
Net income/(loss)	$154,056	$127,013	($11,704)	($26,444)
Basic earnings per share	$1.31	$6.54	($5.90)	($1.95)
Diluted earnings per share	$1.00	$0.92	($5.90)	($1.95)
Basic weighted average shares outstanding[1]	117,379,304	15,000,000	12,221,538	13,715,003
Diluted weighted average shares outstanding[1]	154,158,785	137,657,099	12,221,538	13,715,003
Balance Sheet information				
Total investments	$1,982,712	$1,237,215	$770,504	$256,524
Total assets	3,373,126	2,392,464	1,730,273	1,035,182
Unpaid losses and loss expenses	1,472,819	962,535	695,168	594,084
Unearned premiums	722,891	612,325	375,952	186,738
Total stockholders' equity	971,187	638,637	508,987	54,836
Key statistics				
Loss ratio	56.9%	50.3%	80.8%	87.9%
Expense ratio	32.5%	35.7%	32.0%	28.9%
Combined ratio	89.4%	86.0%	112.8%	116.8%
Return on average equity	19.1%	21.1%	(4.2%)	(38.8%)
Effective tax rate	11.4%	13.2%	NM	NM

[1] For 2003 and prior years reflects the effect of both the 19 for 1 bonus issue and subsequent 100 into 1 share consolidation as if such events had occurred at the beginning of the period indicated

Notice of Annual General Meeting

Notice is hereby given that the 2005 Annual General Meeting of Catlin Group Limited will be held at noon (local time) on Wednesday 25 May 2005 at the Company's offices, Cumberland House, 6th Floor, 1 Victoria Street, Hamilton, Bermuda for the following purposes:

1 To receive the Annual Report and Accounts for the year ended 31 December 2004;
2 To approve the Directors' Remuneration Report set out on pages 31 to 34 of the Company's 2004 Annual Report and Accounts;
3 To reappoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which the statutory accounts are laid;
4 To authorise the Board to establish the auditors' remuneration;
5 To declare, as recommended by the Board, a final dividend for the year ended 31 December 2004 of 15.6 cents (8.1 pence) per common share payable on 31 May 2005 to all shareholders of record at the close of business on 29 April 2005;
6 To re-elect Mr Alan Bossin as a Director of the Company; and
7 To re-elect Mr Michael Eisenson as a Director of the Company.

The Meeting will also consider, and if thought fit, pass the following Resolution:

8 That the Directors be generally and unconditionally authorised in accordance with the Company's Bye-laws and the Bermuda Companies Act (1981) to allot shares in the Company ('Relevant Securities') up to a further aggregate nominal amount of US$513,660, with such authority to expire the earlier of 15 months from the date of passing this resolution and the end of the next Annual General Meeting (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).

Subject to adoption of Resolution 8, the meeting will also consider, and if thought fit, pass the following Special Resolution:

9 That the authority granted pursuant to Resolution 8 may be exercised by the Directors as if Bye-law 6 of the Bye-laws (Pre-emption Rights) did not apply and, if relevant, the Directors be authorised to sell shares in the Company for cash if immediately before the sale such shares are held by the Company as treasury shares, as if Bye-law 6 did not apply, provided that such authorisation shall be limited to the allotment of relevant securities or sale of treasury shares:

i in connection with a rights issue or other offer in favour of common shareholders and holders of any other class of equity securities where the equity securities are proportionate (as nearly as practicable) to the respective number of common shares and any other class of equity securities held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory, and
ii otherwise than pursuant to paragraph (i) of this resolution, up to an aggregate nominal amount US$77,049

such authority to expire the earlier of 15 months from the date of passing this resolution and the end of the next Annual General Meeting (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired).

10 That the Company be generally and unconditionally authorised to make market purchases (pursuant to Bermuda Companies Act Section 42A) of any of its common shares of $0.01 each, provided that:

i the maximum number of common shares hereby authorised to be purchased is 15,400,000, representing approximately 10 per cent of the issued share capital of the Company at 10 March 2005;
ii the minimum price which may be paid for each common share is $0.01, exclusive of the expenses of purchase;
iii the maximum price which may be paid for each common share is an amount equal to 105 per cent of the average of the middle market quotations for the common shares of the Company as derived from the Daily Official List of the London Stock Exchange plc for the five business days immediately preceding the day on which such share is contracted to be purchased, exclusive of the expenses of purchase;
iv unless previously revoked or varied the authority hereby conferred shall expire on 25 May 2006; and
v the Company may, before the expiry of this authority, conclude a contract to purchase common shares

which will or may be executed wholly or partly after such expiry and may make a purchase of common shares pursuant to any such contract, as if such authority had not expired.

By Order of the Board

Daniel Primer
Company Secretary
10 March 2005

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Notes

1 Proxies
Only holders of common shares are entitled to attend and vote at this meeting. A member entitled to attend and vote may appoint a proxy who need not be a member of the Company to attend (and on a poll to vote) instead of the shareholder. Forms of Proxy need to be deposited with the Company Registrar not later than 48 hours before the time of the meeting. Completion of a Form of Proxy will not preclude a member attending and voting in person at the meeting. A Form of Proxy is enclosed.

2 Depositary interests
Holders of depositary interests wishing to vote are required to appoint the Registrar as proxy in accordance with the Form of Direction enclosed. The Form of Direction must be deposited with the Company Registrar not later than 72 hours before the time of the meeting.

3 Documents on display
The register of Directors' interests in the share capital of the Company, together with copies of service agreements and letters of appointment under which Directors of the Company are employed or serve, are available for inspection at the Company's registered office and at the UK Paying Agent during normal business hours from the date of this notice until the date of the Annual General Meeting and will also be available for inspection at the place of the Annual General Meeting for at least 15 minutes prior to and during the meeting.

4 Right to attend and vote
To have the right to attend and vote at the meeting (and also for the purpose of calculating how many votes a person entitled to attend and vote may cast), a person must be entered on the register of members by no later than 12:00 noon on 23 May 2005, being 48 hours before the time fixed for the meeting. Changes to the register after this time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Explanatory Notes

1 Resolution 2
This resolution is to approve the Directors' Remuneration Report for the financial year ended 31 December 2004. You can find the report on pages 31 to 34 of the Annual Report and Accounts.

2 Resolution 8
Resolution 8 will be proposed as an ordinary resolution to grant a new authority to allot un-issued share capital representing a third of the total issued ordinary share capital as at 10 March 2005. The Directors confirm that there is no intention to exercise this authority at present, or otherwise to allot other than in respect of the Company's obligations under its employee share schemes and the Warrant Instrument. The authority will be exercised only if the Directors believe that to do so would be in the best interests of shareholders generally.

3 Resolution 9
The Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their holdings. Resolution 9 will be proposed as a special resolution to grant such authority. Apart from rights issues, the authority will be limited to the issue of shares up to an aggregate nominal value equal to 5 per cent of the issued ordinary share capital as at 10 March 2005.

4 Resolution 10
This resolution will give the Directors the necessary power to enable the Company to purchase its own shares. The Directors intend to use this power only after the most careful consideration, having taken account of other investment opportunities, appropriate gearing levels and the overall financial position of the Company and only if they are satisfied that an increase in expected earnings per share would result. The proposed special resolution specifies the maximum number of shares which may be acquired (which represents approximately 10 per cent of the issued ordinary share capital as at 10 March 2005), as well as the maximum and minimum prices at which they may be bought in accordance with the current requirements of the London Stock Exchange.

Financial Calendar

2005
25 May (noon)
Annual General Meeting to be held at the Company's head office in Bermuda

31 May
Payment of 2004 final dividend, subject to shareholder approval

12 September
Announcement of interim results and declaration of interim dividend for the six months ending 30 June 2005

November
Payment of 2005 interim dividend

2006
March
Announcement of results for the year ending 31 December 2005

May
Annual General Meeting

May
Payment of 2005 final dividend, subject to shareholder approval

Share price
The Company's common shares (trading symbol 'CGL') are listed on the London Stock Exchange under 'Insurance'. Prices are published daily in UK newspapers including the Financial Times, The Times, The Daily Telegraph, The Independent and the Evening Standard.

ISAs and PEPs
The Company's shares qualify to be held as equities in Individual Savings Accounts ('ISAs') and in Personal Equity Plans ('PEPs').

ADRs
The Company's American Depositary Receipts ('ADRs') trade on the 'Over-the-Counter' ('OTC') market under the following details:

Symbol: CNGRY
CUSIP: 149188104
ADR/common share ratio: 1 : 2
U.S. ISIN : US1491881041
Underlying ISIN: BMG196F11004

Shareholder and investor enquiries, registrar and website
Shareholders should contact our Investor Relations Department (Telephone: +44 (0)20 7458 5726; E-mail: investor.relations@catlin.com) if they have questions about the Group. For enquiries concerning share or depository interest registration, please contact the Company's registrar, Capita IRG (Telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

Further information about Catlin can be found at the Group's website www.catlin.com.

Dividends
The final dividend for the year ended 31 December 2004 is payable on 31 May 2005 to shareholders of record at the close of business on 29 April 2005, subject to shareholders' approval at the Annual General Meeting on 25 May 2005. The dividend is payable in sterling, except for shareholders who have elected as at the date of this report (10 March 2005) to receive their dividends in US dollars.

Shareholders who have not previously elected to receive dividends in US dollars and who wish to do so in the future should contact the Company's registrar, Capital IRG (Telephone: 0870 162 3100 in the UK; +44 (0)20 8639 2157 elsewhere).

Dividends on the Company's ADRs are payable in US dollars by the ADR depository bank.

Results presentations
The Company's presentations to investment analysts are usually accessible via a webcast. Details are placed on the Company's website, or interested parties may e-mail or telephone using the details above. Please note that the availability of these services may in certain cases be restricted for regulatory reasons.

Group Information

Registered office
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Registrar
Capita IRG (Offshore) Limited
Victoria Chambers
Liberation Square
1/3 The Esplanade
St Helier JE2 3QA
Jersey
Telephone: 0870 162 3100 in the UK;
+44 (0)20 8639 2157 elsewhere

UK transfer and paying agent
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

ADR depository
The Bank of New York
101 Barclay Street
New York, NY 10286
USA

Auditors
PricewaterhouseCoopers
Dorchester House
7 Church Street
Hamilton HM11
Bermuda

Brokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 4AA
United Kingdom

Principal bankers
JPMorgan Chase Bank
125 London Wall
London EC2Y 5AJ
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

ING Bank N V
60 London Wall
London EC2M 5TQ
United Kingdom

Designed by
navyblue
design group
Photography by
Christine Donnier-Valentin
Printed by
Fulmar Colour Printing Company Limited

Catlin Group Limited
Cumberland House
6th Floor
1 Victoria Street
Bermuda HM 11
Telephone +1 441 296 0060
www.catlin.com